Hughes
Hubbard

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726
hugheshubbard.com

Ellen S. Friedenberg
Direct Dial: 212-837-6465
frieden@hugheshubbard.com

October 9, 2007

FEDERAL EXPRESS

07027270

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

ESF:bam

Enclosure

B

dw 10/17

NY 60027594_1.DOC

CHUGAI PHARMACEUTICAL CO., LTD.
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103 8324, Japan

September 21, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: T. Tsuchiya
Name: Toshihiko Tsuchiya
Title: General Manager of
General Affairs Department

Enclosure

Exhibit A

2007 OCT 14 P 1:-

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Amendment dated May 29, 2007, of the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007) (brief description of which is set forth in Exhibit B)

2. Amendment dated August 29, 2007, of the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007) (brief description of which is set forth in Exhibit B)

3. Semi-annual securities report, dated September 5, 2007, for the six-month period ended June 30, 2007 (brief description of which is set forth in Exhibit B)

4. Brief announcement of interim consolidated financial statements (non-audited) for the first half of fiscal year 2007.12 ended June 30, 2007, dated July 31, 2007 (Summary English translation as Attachment 1)

5. Fiscal year 2007.12 supplementary materials for consolidated interim financial results for the period ended June 30, 2007 (English translation as Attachment 2)

6. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with Tokyo Stock Exchange on which the common stock of the Company is listed and which are made public by Tokyo Stock Exchange)

   a. Document titled "Flash Report of the Interim Financial Results for the Fiscal Term ended June 30, 2007" dated July 18, 2007 (English translation as Attachment 3)

   b. Document titled "F. Hoffmann-La Roche Announces 2007 Half Year Results" dated July 19, 2007 (English translation as Attachment 4)

   c. Document titled "Termination of Product Marketing Collaboration between Sanofi-Aventis and Chugai in Japan" dated July 31, 2007 (Summary English translation as Attachment 5)

7. Commercial Register (brief description of which is set forth in Exhibit B)

[End]

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Amendment dated May 29, 2007, of the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007)

Under the Securities and Exchange Law of Japan (the "Securities Law"), in the event the Annual Securities Report must be amended, the Company is required to file with the Kanto Local Financial Bureau an Amendment of the Annual Securities Report. An Amendment of the Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

In the Amendment dated May 29, 2007, the Company corrects mistakes in the descriptions of the Important Contracts etc. Relating to Business in the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007).

2. Amendment dated August 29, 2007, of the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007)

Under the Securities Law, in the event the Annual Securities Report must be amended, the Company is required to file with the Kanto Local Financial Bureau an Amendment of the Annual Securities Report. An Amendment of the Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

In the Amendment dated August 29, 2007, the Company corrects mistakes in the descriptions of the Establishments etc. of Important Facilities in the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007).

3. Semi-annual Securities Report, dated September 5, 2007, for the six-month period ended June 30, 2007

Under the Securities Law, the Company is required to file with the Kanto Local Financial Bureau a Semi-annual Securities Report within three months following the end of the first six months of each fiscal year, i.e., June 30. A Semi-annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the above-referenced Semi-annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, major

shareholders, development of its stock price and management, for the six months ended June 30, 2007. The interim financial statements for the six months ended June 30, 2007 are also included in the report (an English translation of interim consolidated financial statements is included in the brief announcement of interim consolidated financial statements for the first half of fiscal year 2007.12 ended June 30, 2007, which are submitted herewith as Attachment 1, and the supplementary materials for consolidated interim financial results for the period ended June 30, 2007, which is submitted herewith as Attachment 2).

4. Commercial Register

Commercial Register is administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office, number of issued shares, amount of capital and names of representative directors, directors and statutory auditors.

[End]

extract from the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the first half of fiscal year 2007.12 ended June 30, 2007)

July 31, 2007

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo 103-8324, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact: Mr. Toshiaki Itagaki, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Submission of Marketable Securities Filings: September 5, 2007
Date on which Dividend Payments to Commence: September 7, 2007

1. Consolidated Operating Results for the First Half of FY 2007 Ended June 2007

(1) Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% Change	Operating Income	% Change	Recurring Profit	% Change
First half of FY 2007.12	¥170,877 million	12.0	¥35,779 million	30.5	¥36,750 million	23.2
First half of FY 2006.12	¥152,624 million	(4.2)	¥27,412 million	(31.3)	¥29,840 million	(30.2)
FY ended Dec. 2006	¥326,109 million	—	¥58,347 million	—	¥60,922 million	—

	Net Income	% Change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
First half of FY 2007.12	¥21,109 million	12.3	¥38.43	¥38.38
First half of FY 2006.12	¥18,793 million	(33.0)	¥33.94	¥33.88
FY ended Dec. 2006	¥38,417 million	—	¥69.35	¥69.26

Notes: Equity-method earnings for first half ended June 30, 2007: none
Equity-method earnings for first half ended June 30, 2006: none
Equity-method earnings for the year ended December 31, 2006: none

(2) Financial conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of Jun. 30, 2007	¥450,615 million	¥377,266 million	83.2%	¥688.29
As of Jun. 30, 2006	¥434,372 million	¥378,194 million	86.6%	¥679.02
As of Dec. 31, 2006	¥462,124 million	¥391,604 million	84.3%	¥703.08

Note: Shareholders' equity at June 30, 2007: ¥374,972 million
Shareholders' equity at June 30, 2006: ¥376,250 million
Shareholders' equity at December 31, 2006: ¥389,598 million

(3) Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
First half of FY 2007.12	¥33,486 million	¥ 6,183 million	¥(37,523) million	¥71,471 million
First half of FY 2006.12	¥28,047 million	¥ (3,277) million	¥(12,168) million	¥87,308 million
FY ended Dec. 2006	¥40,538 million	¥ (29,370) million	¥(18,796) million	¥68,332 million

2. Dividends per share

	End of First Half	End of Fiscal Year	Annual
FY ended Dec. 2006	¥12.00	¥18.00	¥30.00
FY ending Dec. 2007	¥15.00	—	*
FY ending Dec. 2007 (Forecast)	—	*	

*Note: *To be decided.*

3. Consolidated Forecast for the Year Ending December 31, 2007 (January 1, 2007 - December 31, 2007)

	Net Sales	% Change	Operating Income	% Change	Recurring Profit	% Change
FY ending Dec. 2007	¥345,000 million	5.8	¥ 58,500 million	0.3	¥ 57,500 million	(5.6)

	Net Income	% Change	Net Income per Share (Basic)
FY ending Dec. 2007	¥ 33,500 million	(12.8)	¥61.24

Note: % change figures for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.

4. Others

(1) Changes in the state of material subsidiaries during the period (changes regarding specific subsidiaries attendant with change in scope of consolidation): No

(2) Changes in principles, procedures, and presentation methods, etc., related to the first half consolidated financial statements (Changes in material items that form the basis for the preparation and presentation of the first half consolidated financial statements.)

(a) Changes related to revisions in accounting principles: Yes

(b) Changes aside from those in (a) above: Yes

Note: For details, please see page 17 for "Change in Accounting Policies".

(3) Number of shares issued (common stock):

(a) Number of shares at the end of the period (including treasury stock):
First half ended June 30, 2007: 559,630,817
First half ended June 30, 2006: 559,487,869
Fiscal year ended December 31, 2006: 559,493,113

(b) Number of treasury shares at the end of the period:
First half ended June 30, 2007: 14,843,655
First half ended June 30, 2006: 5,380,456
Fiscal year ended December 31, 2006: 5,363,173

(Additional Information) Non-Consolidated Results

1. Non-Consolidated Operating Results for the First Half of FY 2007 Ended June 2007

(1) Non-consolidated results of operations

	Net Sales	% Change	Operating Income	% Change	Recurring Profit	% Change
First half of FY 2007.12	¥163,221 million	11.4	¥30,472 million	26.0	¥32,103 million	17.7
First half of FY 2006.12	¥146,538 million	(4.3)	¥24,186 million	(34.1)	¥27,281 million	(32.0)
FY ended Dec. 2006	¥310,541 million	—	¥49,506 million	—	¥53,578 million	—

	Net Income	% Change	Net Income per Share (Basic)
First half of FY 2007.12	¥19,641 million	11.6	¥ 35.76
First half of FY 2006.12	¥17,602 million	(35.7)	¥ 31.79
FY ended Dec. 2006	¥34,907 million	—	¥ 63.02

Note: % change figures for net sales, operating income, recurring profit, and net income is presented in comparison with the previous first half

(2) Non-consolidated financial conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of Jun. 30, 2007	¥428,163 million	¥358,583 million	83.7 %	¥658.12
As of Jun. 30, 2006	¥422,015 million	¥365,828 million	86.7 %	¥660.21
As of Dec. 31, 2006	¥436,017 million	¥375,753 million	86.2 %	¥678.10

Note: Shareholders' equity for first half ended June 30, 2007: ¥358,536 million
Shareholders' equity for first half ended June 30, 2006: ¥365,828 million
Shareholders' equity for the year ended December 31, 2006: ¥375,753 million

2. Non-consolidated forecast for the year ending December 31, 2007 (January 1, 2007 —December 31, 2007)

	Net Sales	% Change	Operating Income	% Change	Recurring Profit	% Change
FY ending Dec. 2007	¥ 330,500 million	6.4	¥ 48,000 million	(3.0)	¥48,500 million	(9.5)

	Net Income	% Change	Net Income per Share (Basic)
FY ending Dec. 2007	¥29,500 million	(15.5)	¥53.93

Note: % change figures for net sales, operating income, recurring profit, and net income are presented in comparison with the previous first half.

Note: Explanation of the appropriate use of performance forecasts and other related items
The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.
For details, please see page 3 for "Business Performance, 1. Analysis Concerning Business Performance".

1. Analysis Concerning Business Performance

(1) Overview of the First Half of FY 2007 Ended June 30, 2007

a) Sales Results

During the period under review, the environment surrounding the pharmaceuticals industry remained extremely challenging while government medical cost reduction policies remained in place.

In this business climate, Chugai sought to increase its importance as a member of the Roche Group and reinforce its new drug development and marketing operations so as to strengthen its competitive position in the competitive global market. It also aimed to expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as customer confidence.

As a result, consolidated net sales for the first half of this year totaled ¥170.9 billion, up 12.0% compared with the same period of the previous year. Sales of anti-tumor agent Herceptin, an anti-HER2 monoclonal antibody, and osteoporosis treatment Evista were brisk, and sales of anti-influenza agent Tamiflu increased from the first half of last year. By contrast, sales of Epogin, recombinant human erythropoietin, declined due to such factors as the introduction of the flat-sum reimbursement system for dialysis treatment since April 2006.

Overseas sales totaled ¥18,553 million, up 43.1% from the previous fiscal year, due to such factors that included growth in sales of Neutrogin, a recombinant human G-CSF, thanks in part to favorable foreign exchange rates. Overseas sales accounted for 10.9% of the Company's net sales.

In addition, income from patent royalties will be included in net sales from the interim period of this fiscal year.

b) Financial Results

With regard to profits, despite an increase in selling, general and administrative expenses due to proactive marketing and promotional activities, operating income came to ¥35,779 million, up 30.5% compared with the same period a year earlier, and recurring profit came to ¥36,750 million, up 23.2% year on year, thanks to growth in gross profit. The Company recorded an extraordinary gain of ¥293 million on the liquidation of an affiliate. It recorded extraordinary losses of ¥1,099 million for office realignment costs and ¥13 million for asset impairment losses. As a result of the above, net income totaled ¥21,109 million, up 12.3% from the previous fiscal year.

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows.

	Non-Consolidated (A) (Billions of Yen)	Consolidated (B) (Billions of Yen)	B/A (Times)
Net Sales	163.2	170.9	1.05
Operating Income	30.5	35.8	1.17
Recurring Profit	32.1	36.8	1.15
Net Income	19.6	21.1	1.08

c) R&D Activities

In Japan and abroad, Chugai is actively engaged in prescription pharmaceutical R&D activities.

Specifically, the Company is working to develop innovative products with global applications, focusing on the oncology, renal disease, and bone and joint disease domains. In Japan, Chugai's research bases in Fuji Gotemba and Kamakura are collaborating to develop new pharmaceuticals, and its research facilities in Ukima are conducting industrialization research. Overseas, Chugai Pharma U.S.A., LLC, and Chugai Pharma Europe Ltd. are engaged in clinical development activities in the United States and Europe, respectively.

In the interim period under review, R&D costs totaled ¥25,692 million.

(2) Outlook for FY 2007 Ending December 31, 2007

a) Forecast Assumptions

In formulating our earnings forecasts, we have assumed an exchange rate for the U.S. dollar-yen of ¥109/USD1, for the euro-yen of ¥141/EUR1, for the pound-yen of ¥205/GBP1, and for the Swiss franc of ¥91/CHF1. Our forecast for anti-influenza agent Tamiflu, sales of which fluctuate sharply depending on the magnitude of influenza epidemics, is based on the appropriate average of flu epidemics in the past decade on the assumption that the flu season in 2007/2008 will be in the middle of the distribution. For estimating depreciation expenses of tangible assets, we applied the 250% declining-balance depreciation method instead of the previously approved declining-balance method.

b) Outlook for Fiscal Year

Our net sales forecast for the fiscal year is premised on the launch of new rival products to our recombinant human erythropoietin Epogin. Nevertheless, we forecast net sales of ¥345.0 billion in the fiscal year, exceeding the forecast we made at the start of the current fiscal year by ¥13.0 billion, because we anticipate contributions from new products, such as Avastin, a humanized anti-VEGF monoclonal antibody and brisk overseas sales of Neutrogin, a recombinant human G-CSF.

Regarding the profit outlook for the fiscal year, we expect stronger sales growth to boost gross profit above the forecast we released at the start of the current fiscal year, despite an increase in the cost of sales ratio due to a decrease in the sales weighting of Epogin. Thanks to larger gross profits, along with expected progress in rationalizing expenses

throughout the entire fiscal year, we now forecast consolidated operating income of ¥58.5 billion, which is ¥6.0 billion above our initial forecast, consolidated recurring profit of ¥57.5 billion, which is ¥5.0 billion above our initial forecast, and consolidated net income of ¥33.5 billion, which is ¥2.5 billion above our initial forecast.

Note: The forecasts outlined above are based on information available at the time we formulated these forecasts, and we regard these forecasts as reasonable, but since they also include risks and uncertainties, actual results and earnings could vary from the aforementioned forecasts.

2. *Analysis Concerning Financial Status*

(1) Overview of the First Half of FY 2007 Ended June 30, 2007

At the end of the consolidated interim period, total assets stood at ¥450,615 million, ¥11,508 million lower than at the end of the previous fiscal year, due to share buybacks and other factors. Total liabilities stood at ¥73,349 million, ¥2,829 million higher than at the end of the previous fiscal year due to increases in unpaid corporate taxes and unpaid account payables. Net working capital (current assets less current liabilities) was ¥251,152 million, and the current ratio was 463.6%, reflecting the Company's sound financial position.

Net assets were ¥377,266 million, and the equity ratio was 83.2%, compared with 84.3% at the end of the previous fiscal year.

(2) Cash Flows

Net cash provided by operating activities amounted to ¥33,486 million, an increase of ¥5,439 million compared with the interim period in the previous fiscal year. This was mainly because of a decrease in the payment of corporate taxes and an increase in income before income taxes in the interim period.

Net cash provided by investing activities amounted to ¥6,183 million, an improvement of ¥9,460 million compared with the interim period in the previous fiscal year, due to a decrease in outflows from purchases of fixed assets and an increase in inflows from sales of marketable securities.

Net cash used in financing activities amounted to ¥37,523 million, a decrease of ¥25,354 million compared with the interim period a year earlier, as a result of share repurchases.

The balance of cash and cash equivalents at the end of the interim period under review amounted to ¥71,471 million, up by ¥3,138 million from the end of the previous fiscal year.

(Additional Information)

	Interim Period for FY 2005.12	Interim Period for FY 2006.12	Interim Period for FY 2007.12	Year-End for FY 2005.12	Year-End for FY 2006.12
Equity ratio (%)	82.1	86.6	83.2	80.7	84.3
Market value equity ratio (%)	224.1	297.9	267.8	306.7	294.4
Interest-bearing debt to cash flows ratio (%)	—	—	0.9	—	—
Interest coverage ratio (times)	351.0	377.1	418.5	284.8	283.0

Equity ratio (%): Shareholders' equity/total assets
Market value equity ratio: total market capitalization/total assets
Interest-bearing debt to cash flows ratio (Year-end): interest-bearing debt/cash flow (prior to interest and income tax deductions)
Interest-bearing debt to cash flows ratio (Interim period): interest-bearing debt/cash flow (prior to interest and income tax deductions) x 2
Interest coverage ratio: cash flow (prior to interest and income tax deductions)/interest payments

* All of the figures in the aforementioned indices were calculated on a consolidated basis.
* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury stock).
* Cash flows from operating activities (prior to interest and income tax deductions) in the consolidated statements of cash flow were treated as a cash flow (prior to payment of interest and income tax deductions) in the calculations above.
* Interest-bearing debt refers to all debt posted in the consolidated balance sheet upon which interest is paid.
* The amount of paid interest column in the consolidated cash flow statement was treated as an interest payment in the calculations above.

3. *Basic Policy Concerning Profit Distribution and Dividends in Fiscal Year under Review*

With regard to income distribution, we aim to expand the return of profit for all shareholders. Taking due account of short-term fluctuation in earnings by the effect of a flu epidemic as well as medium-to-long-term strategic investment funding needs and earnings prospects, while continuing to base dividend payments on consolidated results for each period, we aim to ensure a consolidated dividend payout ratio of 30% or more on average.

In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to further enhance corporate value.

In addition, the dividend in the interim period came to ¥15 per share.

4. Business Risks

Chugai's corporate performance is subject to major impact from a range of possible future events. Below, we list what we consider the principal sources of risk to the development of our business. We recognize the possibility of these risk events actually occurring, and have prepared policies to forestall such risks and take appropriate measures when they do occur.

The future risks identified in this section are based on assessments made by the Company as of the end of the interim consolidated fiscal period.

(1) New Product Development

With the goal of becoming a top Japanese pharmaceutical manufacturer capable of continuously delivering innovative new drugs, Chugai aggressively pursues R&D in Japan and abroad. Our development pipeline is well stocked, especially in the fields of oncology, bone and joint diseases, and renal diseases. However, it will not be possible to bring all of them smoothly through to the market from the research and development stages, and we expect to have to abandon development in some cases. When such a situation occurs, there is a possibility of major impact on our business performance and financial position, depending on the product under development.

(2) Sales of Product

The advance of new technologies in the pharmaceuticals industry has been prominent over the past several years. Pharmaceutical companies in Japan and elsewhere face a tough competitive environment. Rival products and the launch of generics could cause changes in the environment for our products, or the contract we have signed pertaining to the licensing of technologies and marketing agreements could be revised. In such cases, these factors could have a substantial impact on our earnings performance and financial standing.

(3) Side Effects

Medical products are approved in Japan by the Ministry of Health, Labour and Welfare after stringent screening. However, advances in science and technology and years of careful post-marketing monitoring of pharmaceutical product use mean that side effects are discovered in a good number of drugs. In cases where unexpected side effects occur after marketing, there is a risk of significant impact on our business performance and financial position.

(4) Reform of Japan's medical system

Japan's medical insurance system is being reformed against a backdrop of rapid demographic change, with a falling birth-rate and increasing numbers of aged citizens. As part of this process, measures are being taken to curb medical expenses. Revisions have been made to the system of reimbursement of medical fees, and debate is continuing in such areas as drug price reform. The Company's business performance could be significantly affected by future developments in medical system reform, including drug price reform.

(5) Intellectual Property (IP) Rights

The Company recognizes that it applies intellectual property rights in pursuing its business activities, and takes care to distinguish its own proprietary intellectual property rights and licensing arrangements recognized under law. However, the possibility remains of our infringing on third-party intellectual property rights without being aware of the fact. Major disputes over intellectual property rights relating to our business could have major impact on our business performance.

(6) Inventory from Roche

In line with its alliance with F. Hoffmann-La Roche (Headquarters: Switzerland) (Roche), Roche makes us Roche's only pharmaceutical partner in the Japanese market; therefore, we buy inventory raw materials and other items from them. This inventory includes items that Roche may not be able to secure in sufficient quantities when they are in short supply for production in the event of a sudden outbreak of a new type of influenza or some other case. Should Chugai suffer such an inventory shortage, it could have a major impact on the Company's operating results and financial position.

(7) Foreign Exchange-Rate Fluctuations

The Company's business activities include exports and imports transactions denominated in foreign currencies. The Company protects itself against exchange-rate and similar risk through hedging contracts, but it is impossible to completely eliminate such risk, and there is a possibility of nonnegligible adverse effects on the Company's business results and financial position from such risk.

Outline of Chugai Group

PHARMACEUTICAL SEGMENT

(As of June 30, 2007)

CHUGAI PHARMACEUTICAL CO., LTD.

<Domestic>

<R&D> (Contract research)

*Chugai Research Institute for Medical Science Inc.
(Research and development of pharmaceuticals)

*Chugai Clinical Research Center Co., Ltd.
(Clinical research for pharmaceuticals)

<Production> (Contract production)

*Chugai Pharma Manufacturing Co., Ltd.
(Contract production of pharmaceuticals)

<Others> (Other contract operation)

*Chugai Business Support Co., Ltd.
(Administrative support service)

*Chugai Distribution Co., Ltd.
(Storage and transportation)

*Medical Culture Inc.
(Literature documentation)

##Eiko Kasei Co., Ltd.
(Discontinued after business transfer)

<Overseas>

<R&D, Production, Sales> (Raw materials; Collaborative research)

-F. Hoffmann-La Roche Ltd.
(Research and development, production and sales of pharmaceuticals)

<R&D> (Contract research)

*Chugai Pharma U.S.A., LLC
(Clinical development and submission of applications for new drugs in the US)

*Chugai Pharma Europe Ltd.
(Clinical development and submission of applications for new drugs in Europe)

#C&C Research Laboratories
(Research and development in Korea)

<Sales> (Products)

*Chugai Pharma Marketing Ltd.
(Sales administration/Sales of pharmaceuticals in Europe)

*Chugai Pharma U.K. Ltd.
(Sales of pharmaceuticals in the UK)

*Chugai Pharma France S.A.S.
(Sales of pharmaceuticals in France)

*CHUGAI sanofi-aventis S.N.C.
(Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in Europe)

*Chugai Pharma Taiwan Ltd.
(Import and sales of pharmaceuticals in Taiwan)

<Others> (Other contract operation)

*Chugai U.S.A. Inc.
(Holding company/ Business administration in the US)

*Chugai Pharma (Shanghai) Consulting Co., Ltd.
(Provision of medical information on drugs in China)

---

* Consolidated subsidiaries
Subsidiary not consolidated nor accounted for by the equity method
Affiliated companies not accounted for by the equity method
- Subsidiary of the parent company

- There is no company listed on a stock exchange.
- We have omitted disclosure about the status of affiliated companies because there have not been any material changes since we disclosed the status of affiliated companies in our most recent report on securities filed on March 23, 2007.

Management Principles and Goals

1. Basic Management Principles

In line with its strategic alliance with the world-leading pharmaceutical company Roche, Chugai Pharmaceutical has established "dedicating itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world" as its mission and "becoming a top Japanese pharmaceutical company by providing a continuous flow of innovative new drugs domestically and internationally" as its fundamental management objective.

As we work to achieve these goals, we will carry out our business activities in line with our core values of "putting patients and customers first" and "committing to the highest ethical and moral standards as befits a company involved in the healthcare industry."

We firmly believe that putting these Basic Management Principles into practice is key to boosting the corporate value of the Chugai Group as well as the best way to meet the expectations of customers, shareholders, and all other stakeholders, and will redouble efforts to realize them.

2. Medium Term Business Strategy

As a pure-play prescription pharmaceuticals company, we will focus on reinforcing our unique foundation in R&D that is driven by the most advanced technologies while working with our strategic partner Roche to enhance our clinical development pipeline and product lineup with the aim of establishing Chugai as a leader in Japan.

Chugai's new Mid-Term Business Plan for fiscal year 2005 through fiscal year 2010, "Sunrise 2010", aims to enhance and expand the Company's competitive advantage by leveraging its strengths and close collaborative relationship with Roche as well as to further expand business through the development and marketing of innovative drugs in Japan and overseas. We have been targeting consolidated net sales of ¥450 billion and operating profit of ¥100 billion for the fiscal year ending December 31, 2010, under our Mid-Term Business Plan, but in view of recent substantial changes in the operating environment, we plan to revise our targets.

3. Future Tasks

The Company aims to achieve strong growth while appreciably upgrading the competitiveness of all our key functions from R&D and production to marketing and sales. Of the issues we must address to do this, we regard the following as the most important: (1) consistently creating innovative new drugs and retaining them, (2) maximizing the value of products, and (3) expanding our operations overseas.

(1) The Continuous Development of Innovative New Drugs

While working to develop antibody and other innovative new drugs, Chugai has endeavored to raise the level of its technological skills, enhance its pipeline, and boost the efficiency of its R&D operations through research collaboration that makes the most of its alliance with Roche.

Going forward, we will work to bring our technological skills to an even higher level, strengthen our network of relationships with academic ventures and leading corporations, and reinforce our research foundation to foster the ongoing development of innovative new drugs. In addition, we will proactively introduce promising development candidates from Roche to further enhance our development pipeline.

(2) The Maximization of Product Value

Under its alliance with Roche, Chugai has achieved substantial growth in the domestic market. Going forward, Chugai is aiming to maximize product value and further increase its presence in such priority treatment fields as oncology, renal disease, and bone and joint diseases through the further strengthening of strategic marketing efforts and an integrated approach to meeting the needs of the medical community, from the early stages of research and development through post-launch of products.

In the fiscal year ending December 31, 2007, a period during which we expect to launch several new products and indication expansions, we are planning to make strategic investments and intensify our efforts to achieve growth through steady market penetration.

(3) Overseas Expansion

Overseas development will be a vital task as we work to accelerate our growth going forward. In Europe and the United States, we will work with Roche to rapidly launch and promote the market penetration of MRA, a humanized anti-human IL-6 receptor monoclonal antibody that has reached the final stage of clinical development, and aim to achieve growth in overseas markets by developing and launching other innovative new drugs thereafter.

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of June 30, 2006			As of June 30, 2007			As of December 31, 2006		
Assets			%			%			%
I Current assets:									
Cash and deposits		87,308			71,471			68,332	
Trade notes and accounts receivable		100,545			99,026			105,897	
Marketable securities		63,923			65,984			81,894	
Inventories		46,122			61,381			61,531	
Deferred tax assets		12,262			15,589			13,155	
Other		5,625			6,817			7,052	
Reserve for doubtful accounts		(256)			(53)			(203)	
Total current assets		315,532	72.6		320,218	71.1		337,661	73.1
II Fixed assets:									
1. Tangible fixed assets:									
Buildings and structures	97,833			98,627			98,113		
Accumulated depreciation	58,729	39,104		60,865	37,762		59,217	38,896	
Machinery and vehicles	59,262			60,686			60,085		
Accumulated depreciation	44,843	14,418		47,642	13,043		46,139	13,945	
Furniture and fixtures	33,161			33,449			32,757		
Accumulated depreciation	26,826	6,334		27,014	6,435		26,441	6,315	
Land		9,941			9,927			9,927	
Construction in progress		7,841			24,402			16,065	
Total tangible fixed assets		77,640			91,570			85,150	
2. Intangible fixed assets:									
Software		3,893			3,241			3,468	
Other		1,905			1,360			1,663	
Total intangible fixed assets		5,799			4,601			5,131	
3. Investments and other assets:									
Investment securities		15,709			18,107			15,149	
Long-term loans		93			87			88	
Deferred tax assets		9,834			8,197			10,137	
Other		10,034			8,082			9,081	
Reserve for doubtful accounts		(272)			(251)			(277)	
Total investments and other assets		35,399			34,224			34,180	
Total fixed assets		118,840	27.4		130,396	28.9		124,462	26.9
Total assets		434,372	100.0		450,615	100.0		462,124	100.0

(Millions of Yen)

Accounts	As of June 30, 2006		As of June 30, 2007		As of December 31, 2006	
Liabilities		%		%		%
I Current liabilities:						
Trade notes and accounts payable	19,301		24,507		28,134	
Other payables	3,172		12,100		7,375	
Accrued income taxes	8,217		12,162		6,404	
Deferred tax liabilities	3		—		2	
Accrued consumption taxes	1,073		1,221		184	
Accrued expenses	8,994		9,743		13,863	
Reserve for bonuses to employees	3,929		4,009		3,121	
Reserve for bonuses to directors	57		98		185	
Reserve for sales returns	35		—		55	
Reserve for sales rebates	2,662		—		2,919	
Reserve for sales rebates and other items	—		2,576		—	
Other	2,624		2,646		3,021	
Total current liabilities	50,072	11.5	69,066	15.3	65,268	14.1
II Fixed liabilities:						
Bonds with warrants	300		300		300	
Convertible bonds	155		46		151	
Deferred tax liabilities	2		4		2	
Reserve for employees' retirement benefits	5,093		3,284		4,151	
Reserve for directors' retirement benefits	509		587		553	
Other	43		60		92	
Total fixed liabilities	6,105	1.4	4,283	1.0	5,252	1.2
Total liabilities	56,178	12.9	73,349	16.3	70,520	15.3

(Millions of Yen)

Accounts	As of June 30, 2006		As of June 30, 2007		As of December 31, 2006	
Net assets		%		%		%
I Shareholders' equity:						
1. Common stock	72,891	16.8	72,945	16.2	72,893	15.8
2. Additional paid-in capital	92,743	21.4	92,794	20.6	92,747	20.0
3. Retained earnings	213,233	49.1	237,334	52.7	226,209	49.0
4. Treasury stock, at cost	(7,608)	(1.8)	(35,139)	(7.8)	(7,590)	(1.6)
Total shareholders' equity	371,259	85.5	367,934	81.7	384,258	83.2
II Valuation and translation adjustments:						
1. Net unrealized gain on securities	3,990	0.9	3,811	0.8	3,236	0.7
2. Foreign currency translation adjustments	999	0.2	3,226	0.7	2,103	0.4
Total valuation and translation adjustments	4,990	1.1	7,037	1.5	5,339	1.1
III New share warrants	—	—	46	0.0	—	—
IV Minority interests	1,944	0.5	2,247	0.5	2,006	0.4
Total net assets	378,194	87.1	377,266	83.7	391,604	84.7
Total liabilities and net assets	434,372	100.0	450,615	100.0	462,124	100.0

Consolidated Statements of Income

(Millions of Yen)

Accounts	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)			First Half of FY 2007.12 (Jan. 1, 2007 - Jun. 30, 2007)			FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)		
			%			%			%
I Net sales		152,624	100.0		170,877	100.0		326,109	100.0
II Cost of sales:		60,075	39.4		68,434	40.0		133,074	40.8
Gross profit		92,548	60.6		102,442	60.0		193,035	59.2
Reserve for sales returns		(8)	(0.0)		—	—		11	0.0
Net gross profit		92,556	60.6		102,442	60.0		193,023	59.2
III Selling, general and administrative expenses: (* 1)		65,144	42.7		66,663	39.0		134,676	41.3
Operating income		27,412	18.0		35,779	20.9		58,347	17.9
IV Non-operating income:									
Interest income	293			592			760		
Dividend income	1,128			56			1,221		
Life insurance dividends received	352			314			352		
Patent royalties	688			—			1,345		
Gain on derivatives	263			491			476		
Insurance income received	—			328			—		
Other	1,262	3,990	2.6	632	2,415	1.4	2,118	6,274	1.9
V Non-operating expenses:									
Interest expense	124			103			268		
Loss on disposal of fixed assets	157			119			509		
Reserve for doubtful accounts	—			—			12		
Loss on inventories	281			294			361		
Loss on foreign exchanges	245			507			1,452		
Legal costs	161			—			—		
Other	592	1,562	1.0	418	1,444	0.8	1,094	3,698	1.1
Recurring profit		29,840	19.6		36,750	21.5		60,922	18.7
VI Extraordinary gain:									
Gain on sales of investment securities	840			—			2,230		
Gains on settlement due to office realignments (*2)	813			—			813		
Fee of Licensing Agreement (*3)	—			—			550		
Gains on the liquidation of affiliates (*4)	—	1,654	1.1	293	293	0.2	—	3,594	1.1

(Millions of Yen)

Accounts	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)			First Half of FY 2007.12 (Jan. 1, 2007 - Jun. 30, 2007)			FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)		
VII Extraordinary loss:			%			%			%
Loss on office realignment costs (*5)	766			1,099			1,207		
Loss on sales of fixed assets (*6)	245			—			245		
Impairment loss (*7)	—	1,012	0.7	13	1,112	0.7	106	1,560	0.5
Income before income taxes and minority interests		30,482	20.0		35,931	21.0		62,956	19.3
Income taxes:									
Current	8,861			14,782			21,513		
Deferred	2,042	10,903	7.1	(875)	13,906	8.1	1,360	22,874	7.0
Minority interests		786	0.5		915	0.5		1,664	0.5
Net income		18,793	12.3		21,109	12.4		38,417	11.8

Consolidated Statements of Changes in Net Assets

First Half of FY 2006.12 (Jan. 1, 2006 – Jun. 30, 2006) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2005	72,443	92,296	206,834	(7,611)	363,962
Changes:					
New stocks issuance	447	445			893
Dividends paid			(12,171)		(12,171)
Bonuses to directors			(222)		(222)
Interim net income			18,793		18,793
Purchase of treasury stocks				(14)	(14)
Disposition of treasury stocks		1		17	19
Net changes except for shareholders' equity					
Net changes	447	447	6,399	3	7,297
Balance as of Jun. 30, 2006	72,891	92,743	213,233	(7,608)	371,259

(Millions of Yen)

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of Dec. 31, 2005	3,781	561	4,343	1,692	369,998
Changes:					
New stocks issuance					893
Dividends paid					(12,171)
Bonuses to directors					(222)
Interim net income					18,793
Purchase of treasury stocks					(14)
Disposition of treasury stocks					19
Net changes except for shareholders' equity	209	437	646	251	898
Net changes	209	437	646	251	8,195
Balance as of Jun. 30, 2006	3,990	999	4,990	1,944	378,194

(First Half of FY 2007.12 (Jan. 1, 2007 – Jun. 30, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2006	72,893	92,747	226,209	(7,590)	384,258
Changes:					
New stocks issuance	52	52			104
Dividends paid			(9,974)		(9,974)
Interim net income			21,109		21,109
Purchase of treasury stocks				(27,605)	(27,605)
Disposition of treasury stocks		(5)	(10)	56	41
Net changes except for shareholders' equity					
Net changes	52	47	11,125	(27,548)	(16,323)
Balance as of Jun. 30, 2007	72,945	92,794	237,334	(35,139)	367,934

(Millions of Yen)

	Valuation and translation adjustments			New share warrants	Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of Dec. 31, 2006	3,236	2,103	5,339	—	2,006	391,604
Changes:						
New stocks issuance						104
Dividends paid						(9,974)
Interim net income						21,109
Purchase of treasury stocks						(27,605)
Disposition of treasury stocks						41
Net changes except for shareholders' equity	574	1,123	1,697	46	241	1,985
Net changes	574	1,123	1,697	46	241	(14,338)
Balance as of Jun. 30, 2007	3,811	3,226	7,037	46	2,247	377,266

FY 2006.12 (Jan. 1, 2006 – Dec. 31, 2006) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2005	72,443	92,296	206,834	(7,611)	363,962
Changes:					
New stocks issuance	449	447			897
Dividends paid			(18,821)		(18,821)
Bonuses to directors			(222)		(222)
Interim net income			38,417		38,417
Purchase of treasury stocks				(29)	(29)
Disposition of treasury stocks		3		50	53
Net changes except for shareholders' equity					
Net changes	449	451	19,374	21	20,295
Balance as of Dec. 31, 2006	72,893	92,747	226,209	(7,590)	384,258

(Millions of Yen)

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of Dec. 31, 2005	3,781	561	4,343	1,692	369,998
Changes:					
New stocks issuance					897
Dividends paid					(18,821)
Bonuses to directors					(222)
Interim net income					38,417
Purchase of treasury stocks					(29)
Disposition of treasury stocks					53
Net changes except for shareholders' equity	(545)	1,541	996	313	1,309
Net changes	(545)	1,541	996	313	21,605
Balance as of Dec. 31, 2006	3,236	2,103	5,339	2,006	391,604

Consolidated Statements of Cash Flow

(Millions of Yen)

Accounts	First Half of FY 2006.12 (Jan. 1, 2006-Jun. 30, 2006)	First Half of FY 2007.12 (Jan. 1, 2007-Jun. 30, 2007)	FY 2006.12 (Jan. 1, 2006-Dec. 31, 2006)
I Cash flows from operating activities:			
Income before income taxes and minority interests	30,482	35,931	62,956
Depreciation and amortization	6,440	6,657	13,814
Impairment loss	—	13	106
Decrease in reserve for employees' retirement benefits	(1,010)	(860)	(1,952)
Interest and dividend income	(1,422)	(649)	(1,981)
Interest expense	124	103	268
Loss (gain) on disposal of fixed assets	157	119	509
Loss (gain) on sales of fixed assets	120	31	47
Loss (gain) on sales and revaluation of investment securities	(840)	22	(2,230)
Decrease (increase) in notes and accounts receivable	18,395	7,014	13,289
Decrease (increase) in inventories	1,373	332	(13,838)
(Decrease) increase in notes and accounts payable	(1,721)	(3,700)	6,988
Increase (decrease) in accrued consumption tax	(814)	1,184	(1,704)
Others	(5,370)	(3,858)	(3,154)
Subtotal	45,915	42,342	73,119
Interest and dividends received	1,339	670	1,943
Interest paid	(125)	(102)	(265)
Income taxes paid	(19,141)	(9,424)	(34,259)
Net cash provided by operating activities	28,047	33,486	40,538
II Cash flows from investing activities:			
Purchases of marketable securities	(76,937)	(99,933)	(185,881)
Proceeds from sales of marketable securities	84,501	115,900	175,490
Purchases of investment securities	(2)	(3,003)	(1,017)
Proceeds from sales of investment securities	1,026	1,333	2,741
Purchases of fixed assets	(12,377)	(8,243)	(21,322)
Proceeds from sales of fixed assets	504	129	607
Net (increase) decrease in short-term loans	0	(1)	0
Net decrease in long-term loans	6	0	12
Net cash used in investing activities	(3,277)	6,183	(29,370)
III Cash flows from financing activities:			
Redemption of bonds	(0)	(0)	(0)
Net (increase) decrease in treasury stock	3	(27,548)	24
Cash dividends paid	(12,171)	(9,974)	(18,821)
Net cash used in financing activities	(12,168)	(37,523)	(18,796)
IV Effect of exchange rate changes on cash and cash equivalents	326	992	1,580
V Net increase (decrease) in cash and cash equivalents	12,927	3,138	(6,047)
VI Cash and cash equivalents at beginning of year	74,380	68,332	74,380
VII Cash and cash equivalents at end of year	87,308	71,471	68,332

Change in Accounting Policies

First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	First Half of FY 2007.12 (Jan. 1, 2007 - Jun. 30, 2007)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
Accounting for employees' pension and retirement benefits The Company adopted a new accounting standard, "Partial Revision of Accounting Standards for Retirement Benefits" (Accounting Standard Statement No. 3, issued on March 16, 2005) and "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits" (Accounting Standard Guidance No. 7, issued on March 16, 2005) from the fiscal half-year period under review. The effect of this adoption was to increase operating income, recurring profit, and interim income before income taxes by ¥239 million.	--------------	Accounting for employees' pension and retirement benefits The Company adopted a new accounting standard, "Partial Revision of Accounting Standards for Retirement Benefits" (Accounting Standard Statement, No. 3, issued on March 16, 2005) and "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits" (Accounting Standard Guidance, No. 7, issued on March 16, 2005) from the fiscal period under review. The effect of this adoption was to increase operating income, recurring profit, and income before income taxes by ¥479 million.
Accounting for directors' bonus The Company adopted a new accounting standard, "Accounting Standard for Directors' Bonuses" (Accounting Standard Statement No. 4, issued on November 29, 2005) from the fiscal half-year period under review. This adoption resulted in a decrease of operating profit, recurring profit, and interim net income before income taxes by ¥57 million.	--------------	Accounting for directors' bonus The Company adopted a new accounting standard, "Accounting Standard for Directors' Bonuses" (Accounting Standard Statement, No. 4, issued on November 29, 2005) from the fiscal period under review. This adoption resulted in a decrease of operating income, recurring profit, and income before income taxes by ¥185 million.
Presentation of net assets in the balance sheet The Company adopted new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement No. 5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" Accounting Standard Guidance No. 8, issued on December 9, 2005) from the period under review. The total amount of conventional shareholders' equity was ¥376,250 million. Due to corporate law regarding financial statements, net assets in the interim balance sheet was shown based on the revised regulation.	--------------	Presentation of net assets in the balance sheet The Company adopted a new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement No. 5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Guidance, No. 8, issued on December 9, 2005) from the period under review. The total amount of conventional shareholders' equity was ¥389,598 million. Due to corporate law regarding financial statements, net assets in the balance sheet was shown based on the revised regulation.

First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	First Half of FY 2007.12 (Jan. 1, 2007 - Jun. 30, 2007)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
--------------	Accounting standards relating to stock options From the consolidated interim accounting period, we have adopted the Accounting Standard for Business Enterprises Statement No. 8 relating to stock options issued on December 27, 2005 and the application guideline for accounting standards for business enterprises No. 11 relating to the application guidelines pertaining to the accounting standards for stock options issued on May 31, 2006. Based on the adoption of these, operating income, recurring profit, and interim income before income taxes were ¥46 million lower respectively.	--------------
--------------	Change in booking classification for revenues from patent rights Regarding revenues from patent rights fees and licensing agreement fees, we have recorded these on the consolidated income statement either as a part of non-operating income or extraordinary profit, but attendant with the steady progress of and our proactive efforts in R&D activities, we expect the licensing out of our research results to yield a steady stream of related income in the future. In view of the increasing importance of this income in terms of monetary size, we will book this income as a part of net sales from this consolidated interim accounting period onward. As a result of this change, compared with reported figures under the standard we applied previously, both net sales and operating income increased by ¥7,485 million and recurring profit increased by ¥6,869 million. This change did not impact income before income taxes.	--------------
	Foreign currency translation We have been translating earnings and expenses at overseas subsidiaries into yen terms based on spot rates in the foreign currency exchange market on the settlement date of the interim period, but we have switched to using the averages of foreign currency exchange rates in the interim period as our method for foreign currency translation into yen terms. We have changed to this accounting policy to properly reflect in our consolidated financial statements profits/losses that occur throughout the accounting period by using an average of the impact of temporary movements in foreign currency exchange rates on periodic profits/losses. As a result of this change, compared with our previous method, net sales is ¥545 million lower, operating income is ¥186 million lower, recurring profit is ¥202 million lower, and interim net profit before taxes is ¥179 million lower.	

Change in Presentation

First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	First Half of FY 2007.12 (Jan. 1, 2007 - Jun. 30, 2007)
Legal costs "Legal costs" was included in "Other" of non-operating expenses until the previous interim period. From this interim period, as it exceeds over 10% of total non-operating expenses, "Legal costs" is described out from the "Other". "Legal costs" of the previous interim period in "Other" was ¥16 million.	1. Legal costs We presented "Legal costs" as a separate line item through the prior consolidated interim accounting period, but since "Legal costs" have fallen below one-tenth of total non-operating income, we will disclose "Legal costs" in the "Other" item under "Non-operating income" on the income statement from this consolidated interim period under review. In addition, "Legal costs" included in the "Other" item was ¥71 million in the consolidated interim period under review. 2. Insurance income received "Life insurance income received" was included in the "Other" item under "Non-operating income" on the income statement until the previous consolidated interim period, but since "Insurance income received" exceeded one-tenth of total non-operating income, we will disclose "Life insurance income received" as a separate line item starting from this consolidated interim period. In addition, "Life insurance income received" in the prior consolidated interim period that was included in the "Other" item under "Non-operating income" was ¥8 million.

Subsequent Events

First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	First Half of FY 2007.12 (Jan. 1, 2007 - Jun. 30, 2007)	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)
---------------	Our marketing tie-up with sanofi-aventis K.K. to market seven of its products will end on December 31, 2007, and we signed a memorandum of understanding on July 31, 2007 that returns the distribution rights for these seven products to sanofi-aventis K.K. when the current tie-up expires. In the previous consolidated fiscal year, these seven products generated sales of ¥12,926 million.	---------------

Fiscal Year 2007.12
Supplementary Materials for Consolidated Interim Financial Results
Period Ended June 30, 2007

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

Financial Highlights

(Millions of Yen)

	First Half of FY2005.12	First Half of FY2006.12	First Half of FY2007.12		FY2006.12	FY2007.12 (Forecasts) *3
				Change (%)		
Net sales *1	159,243	152,624	170,877	12.0	326,109	345,000
Cost of sales *2	59,049	60,067	68,434	13.9	133,085	142,500
(%)	37.1	39.4	40.0		40.8	41.3
SG&A expenses	37,374	38,449	40,970	6.6	80,067	88,500
(%)	23.5	25.2	24.0		24.6	25.7
R&D expenses	22,893	26,694	25,692	(3.8)	54,609	55,500
(%)	14.4	17.5	15.0		16.7	16.1
Operating income	39,925	27,412	35,779	30.5	58,347	58,500
(%)	25.1	18.0	20.9		17.9	17.0
Recurring profit	42,734	29,840	36,750	23.2	60,922	57,500
(%)	26.8	19.6	21.5		18.7	16.7
Net income	28,047	18,793	21,109	12.3	38,417	33,500
(%)	17.6	12.3	12.4		11.8	9.7

Notes: 1. Net sales includes patent royalty income, etc. from the period ending December 31, 2007.
2. Cost of sales includes the provision for returned goods.
3. The assumed exchange rates for the period ending December 31, 2007, are 1US$=¥109, 1€=¥141, 1GBP=¥205 and 1CHF=¥91.

Extraordinary Gains and Losses

Extraordinary Gains

(Millions of Yen)

	Amount	Description
Gains on liquidation of subsidiary company	293	This is related to liquidation of Shanghai Chugai Pharma Co., Ltd.

Extraordinary Losses

(Millions of Yen)

	Amount	Description
Loss on office realignment costs	1,099	This is arising from the restructuring of manufacturing function, and the restructuring of overseas subsidiaries for R&D, Chugai Pharma U.S.A., LLC and Chugai Pharma Europe Ltd.
Impairment loss	13	The Company recorded a loss on the impairment of assets but details have not been included as they are immaterial.

Statements of Sales

(Billions of Yen)*1

Product Name		First Half of FY2005.12	First Half of FY2006.12	First Half of FY2007.12		FY2006.12	FY2007.12 (Forecasts)
					Change (%)		
Epogin		33.2	31.0	28.2	(9.0)	63.4	54.8
Tamiflu		23.2	16.3	23.8	46.0	38.0	38.0
Neutrogin		14.9	16.5	18.7	13.3	36.1	36.9
Sigmart		9.1	8.6	8.6	0.0	18.0	17.3
Rituxan		8.1	8.1	8.5	4.9	18.0	18.6
Herceptin		4.9	6.4	7.9	23.4	14.5	17.4
Evista		3.6	5.8	7.2	24.1	13.4	15.9
Alfarol		7.6	7.0	6.8	(2.9)	14.6	14.4
Kytril		5.5	6.0	6.3	5.0	12.9	13.6
Suvenyl		3.7	4.1	5.0	22.0	9.1	10.5
Oxarol		3.4	3.5	3.9	11.4	7.6	8.2
Rythmodan		3.5	3.2	3.0	(6.3)	6.6	5.7
Rocephin		2.6	2.6	2.7	3.8	5.5	5.7
Renagel		2.1	2.3	2.6	13.0	5.1	5.7
Pegasys		3.7	3.0	2.4	(20.0)	5.8	6.8
Cellcept		1.2	1.4	1.6	14.3	3.0	3.4
Xeloda		1.2	1.2	1.3	8.3	2.5	3.0
Copegus	*2	–	–	0.6	–	–	2.5
Femara	*3	–	0.1	0.4	300.0	0.3	0.8
Avastin	*4	–	–	0.3	–	–	8.0
Actemra	*5	0	0.2	0.2	0.0	0.4	–
Others	*6	27.8	25.3	30.9	22.1	51.2	57.8
Total		159.2	152.6	170.9	12.0	326.1	345.0
	Domestic	148.2	139.7	152.3	9.0	297.7	312.3
	Overseas	11.1	13.0	18.6	43.1	28.4	32.7

Notes: 1. Figures are rounded to the nearest ¥100 million. The percentages are calculated based on the rounded numbers.

2. Launched in March 2007
3. Launched in May 2006
4. Launched in June 2007
5. Launched in June 2005
6. FY 2007.12 includes patent royalty income, etc.(First Half of FY2007.12 ¥7.5 billion).

Balance Sheets

(Millions of Yen)

	As of June 30, 2005	As of June 30, 2006	As of June 30, 2007			As of December 31, 2006
				Change from June 30, 2006 (%)	Change from December 31, 2006 (%)	
Cash and deposits	94,682	87,308	71,471	(18.1)	4.6	68,332
Trade Notes and Accounts Receivable	104,262	100,545	99,026	(1.5)	(6.5)	105,897
Marketable securities	33,373	63,923	65,984	3.2	(19.4)	81,894
Inventories	44,722	46,122	61,381	33.1	(0.2)	61,531
Other Current Assets	17,805	17,631	22,353	26.8	11.7	20,004
Total Current Assets	294,846	315,532	320,218	1.5	(5.2)	337,661
Tangible Fixed Assets	74,868	77,640	91,570	17.9	7.5	85,150
Intangible Fixed Assets	6,873	5,799	4,601	(20.7)	(10.3)	5,131
Investments and Other Assets	44,373	35,399	34,224	(3.3)	0.1	34,180
Total Fixed Assets	126,116	118,840	130,396	9.7	4.8	124,462
Total Assets	420,962	434,372	450,615	3.7	(2.5)	462,124
Notes and Accounts Payable	11,469	19,301	24,507	27.0	(12.9)	28,134
Other Current Liabilities	40,367	30,771	44,558	44.8	20.0	37,133
Total Current Liabilities	51,837	50,072	69,066	37.9	5.8	65,268
Fixed Liabilities	22,164	6,105	4,283	(29.8)	(18.4)	5,252
Total Liabilities	74,002	56,178	73,349	30.6	4.0	70,520
Minority Interests *	1,414	—	—	—	—	—
Common Stock	71,261	72,891	72,945	0.1	0.1	72,893
Additional Paid-in Capital	91,115	92,743	92,794	0.1	0.1	92,747
Retained Earnings	187,861	213,233	237,334	11.3	4.9	226,209
Treasury Stock, at Cost	(7,631)	(7,608)	(35,139)	361.8	362.9	(7,590)
Valuation and Translation Adjustments	2,939	4,990	7,037	41.0	31.8	5,339
Share Warrant	—	—	46	—	—	—
Minority Interests *	—	1,944	2,247	15.6	12.0	2,006
Total Shareholders' Equity	345,545	—	—	—	—	—
Total Net Assets	—	378,194	377,266	(0.2)	(3.7)	391,604
Total Liabilities and Net Assets	420,962	434,372	450,615	3.7	(2.5)	462,124

Note: The company adopted new accounting standards "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet " (Accounting Standards Guidance No.8, issued on December 9, 2005) from the period ended December 31, 2006.

Performance Indicators

	First Half of FY2005.12	First Half of FY2006.12	First Half of FY2007.12	FY2006.12	FY2007.12 (Forecasts)
Return on Equity (ROE) *	8.6%	5.0%	5.5%	10.1%	—
Return on Assets (ROA) *	10.4%	6.7%	8.1%	13.3%	—
Net Income per Share [Basic]	¥51.03	¥33.94	¥38.43	¥69.35	¥61.24
Net Income per Share [Fully Diluted]	¥50.60	¥33.88	¥38.38	¥69.26	¥61.16
Net assets per Share	¥627.13	¥679.02	¥688.29	¥703.08	—
Equity Ratio	82.1%	86.6%	83.2%	84.3%	—
Payout Ratio	—	—	—	43.3%	—

Note: Interim ROE and ROA are not annualized.

Capital Expenditures

(Millions of Yen)

	First Half of FY2005.12	First Half of FY2006.12	First Half of FY2007.12	FY2006.12	FY2007.12 (Forecasts)
Capital Expenditures	2,355	2,937	11,827	16,344	22,500
Depreciation	5,937	5,659	5,875	12,251	13,000

Major Capital Investments

(Millions of Yen)

Plants	Description of investment	Investment to-date	(Investment made in the fiscal year under review)	Total (planned) investment	Start of construction	Slated completion date
Utsunomiya Plant	Antibody product manufacturing facilities (Second stage of construction)	9,502	30	9,564	March 2003	July 2007
Fujieda Plant	Solid pharmaceutical production lines and related facilities	13,786	4,104	22,900	August 2005	June 2009
Ukima and Fujieda Plants	Investigational drug synthesis and formulation facilities	4,936	539	9,000	December 2005	June 2008
Ukima Plant	Bio-product technology research building No.2	139	139	3,250	January 2007	January 2009
Utsunomiya Plant	Injection products building No.3	4,183	4,183	14,460	May 2007	September 2011

Cash Flows

(Millions of Yen)

	First Half of FY2005.12	First Half of FY2006.12	First Half of FY2007.12	FY2006. 12
Net Cash (Used in) Provided by Operating Activities	35,176	28,047	33,486	40,538
Net Cash (Used in) Provided by Investing Activities	6,964	(3,277)	6,183	(29,370)
Net Cash Used in Financing Activities	(4,960)	(12,168)	(37,523)	(18,796)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	121	326	992	1,580
Net increase (Decrease) in Cash and Cash Equivalents	37,302	12,927	3,138	(6,047)
Cash and Cash Equivalents at Beginning of Year	57,380	74,380	68,332	74,380
Cash and Cash Equivalents at End of Year	94,682	87,308	71,471	68,332

Convertible Bonds

Type	Balance of unredeemed bonds issued Amount	Redemption period	Redemption price*1	Rate
No. 6 Series Unsecured Convertible Bonds	¥46 million [¥25,000 million]	November 1, 1996 - September 29, 2008	¥762.50	1.05%

Notes: 1. In connection with capital reduction with compensation, we adjusted the exercise price from ¥1,014.00 to ¥762.50 effective August 1, 2002.

2. The total amount of convertible bonds converted from January 1, 2007, through June 30, 2007, was ¥104 million. As a result of this conversion, the total number of shares outstanding increased by a total of 137,704.

Corporate Bonds

Type	Balance of Unredeemed Bonds Issued Amount	Exercise Period	Exercise Price	Rate
No.1 Series Bonds with Warrants	¥300 million [¥43,883 million]	October 1, 2002 - September 29, 2008	¥1,338.5108	0.8969%

Note: Corporate bonds were not converted from January 1, 2007, through June 30, 2007.

Number of Employees

	As of June 30, 2005	As of June 30, 2006	As of June 30, 2007	As of December 31, 2006	As of December 31, 2007 (Forecasts)
Number of Employees	5,471	5,975	6,321	5,962	6,300

Note: Number of employees includes staff seconded to companies outside the Group.

For reference: Highlights (Non-consolidated)

(Millions of Yen)

	First Half of FY2005.12	First Half of FY2006.12	First Half of FY2007.12	FY2006.12	FY2007 (Forecasts)
Net Sales *1	153,156	146,538	163,221	310,541	330,500
Cost of Sales *2	58,494	59,653	69,797	132,139	146,000
(%)	38.2	40.7	42.8	42.6	44.2
SG&A Expenses	35,102	35,827	37,703	74,222	82,000
(%)	22.9	24.4	23.1	23.9	24.8
R&D Expenses	22,872	26,872	25,247	54,673	54,500
(%)	14.9	18.3	15.5	17.6	16.5
Operating Income	36,686	24,186	30,472	49,506	48,000
(%)	24.0	16.5	18.7	15.9	14.5
Recurring Profit	40,106	27,281	32,103	53,578	48,500
(%)	26.2	18.6	19.7	17.3	14.7
Net Income	27,360	17,602	19,641	34,907	29,500
(%)	17.9	12.0	12.0	11.2	8.9
Return on Equity (ROE) *3	8.4%	4.9%	5.3%	9.5%	—
Return on Assets (ROA) *3	9.9%	6.5%	7.4%	12.2%	—
Net Income per Share [Basic]	¥49.78	¥31.79	¥35.76	¥63.02	¥53.93
Net Income per Share [Fully Diluted]	¥49.36	¥31.73	¥35.71	¥62.93	—
Net Assets per Share	¥614.88	¥660.21	¥658.12	¥678.10	—
Dividends per Share	¥12.00	¥12.00	¥15.00	¥30.00	—
Payout Ratio	—	—	—	47.6%	—
Equity Ratio	82.6%	86.7%	83.7%	86.2%	—
Capital Expenditures	2,236	2,617	2,626	8,349	8,500
Depreciation	5,612	4,463	3,056	7,945	7,000
Number of Employees *4	4,825	5,183	5,412	5,156	5,340

Notes: 1. Net Sales includes patent royalty income, etc. FY 2007.12.

2. Cost of sales includes the provision for returned goods.

3. Interim ROE and ROA values are not annualized.

4. Number of employees includes staff seconded to subsidiaries and other companies.

For reference: Sales of Products (Non-Consolidated)

(Billions of Yen)*1

Product Name	First Half of FY2005.12	First Half of FY2006.12	First Half of FY2007.12	Change (%)	FY2006.12	FY2007.12 (Forecasts)
Epogin	33.2	31.0	28.2	(9.0)	63.4	54.8
Tamiflu	23.2	16.3	23.8	46.0	38.0	38.0
Rituxan	8.1	8.1	8.5	4.9	18.0	18.6
Herceptin	4.9	6.4	7.9	23.4	14.5	17.4
Evista	3.6	5.8	7.2	24.1	13.4	15.9
Sigmart	7.7	7.3	7.2	(1.4)	15.4	15.2
Alfarol	7.5	7.0	6.8	(2.9)	14.6	14.4
Kytril	5.5	6.0	6.3	5.0	12.9	13.6
Neutrogin	5.9	5.6	5.9	5.4	12.0	13.2
Suvenyl	3.7	4.1	5.0	22.0	9.1	10.5
Oxarol	3.4	3.5	3.9	11.4	7.6	8.2
Rythmodan	3.5	3.2	3.0	(6.3)	6.6	5.7
Rocephin	2.6	2.6	2.7	3.8	5.5	5.7
Renagel	2.1	2.3	2.6	13.0	5.0	5.7
Pegasys	3.7	3.0	2.4	(20.0)	5.8	6.8
CellCept	1.2	1.4	1.6	14.3	3.0	3.4
Xeloda	1.2	1.2	1.3	8.3	2.5	3.0
Copegus *2	–	–	0.6	–	–	2.5
Femara *3	–	0.1	0.4	300.0	0.3	0.8
Avastin *4	–	–	0.3	–	–	8.0
Actemra *5	0	0.2	0.2	0.0	0.4	–
Neutrogin(export)	3.1	5.1	4.9	(3.9)	9.2	8.9
Sigmart(export)	1.2	1.0	1.2	20.0	2.2	1.9
Ulcerlmin(export)	0.6	0.7	0.8	14.3	1.3	1.4
Others *6	27.1	24.5	30.7	25.3	49.8	56.9
Total	153.2	146.5	163.2	11.4	310.5	330.5

Notes:
1. Figures are rounded to the nearest ¥100 million.
2. Launched in March 2007
3. Launched in May 2006
4. Launched in June 2007
5. Launched in June 2005
6. FY 2007.12 includes patent royalty income, etc.(First Half of FY2007.12 ¥8.1billion).

For reference: Outline of Principal Subsidiary and the State of Its Business Result

Chugai Pharma Marketing Ltd.

Established	1997
Location	London, United Kingdom
Business	Sale Administration *
Capital	£8,677,808 (June 2007)
Percentage Ownership	100.0%

Note: Chugai Pharma Marketing Ltd. oversees the sales and marketing operations of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma UK Ltd., and CHUGAI sanofi-aventis S.N.C.

Business Results

(Millions of Yen)

(Consolidated)	First Half of FY2006.12	First Half of FY2007.12
Net sales	10,631	12,347
In local currency (in thousands)	*£50,473*	*£52,200*
Compared with the previous Interim Period	(116.5%)	(116.1%)
Interim Net Income	1,661	2,574
In local currency (in thousand)	*£7,954*	*£10,883*
Compared with the previous Interim Period	(146.9%)	(155.0%)

Note: While translations into yen were based on the rate of the day of settlement of accounts in the past, they are based on the average rate during the term from the period ending December 31, 2007 (Interim period 2006: £210.63; Interim period 2007: £236.54).

For reference: Product distribution structure


Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Marketing Ltd. (U.K.)
(CPM)
CHUGAI sanofi-aventis S.N.C. (France)
(CPM ownership: 55%)
Chugai Pharma Marketing Ltd. the Germany branch
Chugai Pharma France S.A.S. (France)
Chugai Pharma U.K. Ltd.
Sanofi-Aventis Group, etc.
(Branch office of CPM)
(CPM ownership: 100%)
(CPM ownership: 100%)
Respective Markets

Development pipeline (as of July 31, 2007)

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Oncology					
EPOCH	Chemotherapy-induced anemia #	Filed Dec.05	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R435	Colorectal cancer	Launched Jun.07	bevacizumab Avastin Injection	Roche /Genentech Avastin	Anti-VEGF(Vascular Endothelial Growth Factor) humanized monoclonal antibody
	Colon cancer (adjuvant) #	Phase III Multinational study			
	Non-small cell lung cancer #	Phase II			
	Breast cancer #	Phase II			
R1415	Non-small cell lung cancer	Filed Apr.06	erlotinib Tarceva Oral	OSI/Genentech/ Roche Tarceva	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
	Pancreatic cancer	Phase II			
R340	Colon cancer (adjuvant) #	Filed Mar.06	capecitabine Xeloda Oral	Roche Xeloda	Antimetabolite, 5-FU derivative
	Colorectal cancer #	Phase II			
	Gastric cancer #	Phase II			
R597	Breast cancer (adjuvant) #	Filed Nov.06	trastuzumab Herceptin Injection	Roche /Genentech Herceptin	Anti-HER2 humanized monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
MRA	Multiple myeloma	Phase II Overseas	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
R744	Chemotherapy-induced anemia	Phase II	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
R1273	Non-small cell lung cancer	Phase I	pertuzumab Injection	Roche /Genentech	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer	Phase I Overseas	Injection	In-house	Topoisomerase I inhibitor
Bone and Joint					
MRA	Rheumatoid arthritis #	Filed Apr.06 Japan	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Filed Apr.06 Japan	tocilizumab Actemra Injection	In-house	
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
ED-71	Osteoporosis	Phase III	Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase II / III	ibandronate sodium hydrate Injection	Roche Boniva in US / Bonviva in EU (Taisho Pharmaceutical)	Bisphosphonate
		Phase II	ibandronate sodium hydrate Oral		
Renal diseases					
R744	Renal anemia	Phase III	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
Cardio/Cerebro-vascular diseases					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious diseases					
R964	Chronic hepatitis C	Launched Mar.07	ribavirin Copegus Oral	Roche Copegus	Anti-viral agent in combination with Pegasys
R964 / R442	Compensated liver cirrhosis caused by hepatitis C virus #	Phase II / III			
R442			peginterferon alfa-2a Pegasys Injection	Roche Pegasys	Peginterferon alfa-2a agent (recombinant)
	Chronic hepatitis B #	Phase II / III			
MRA	Crohn's disease #	Phase II	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase I Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase I Overseas			
Other diseases					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar.02	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
VAL	Post-hepatectomy/ Liver transplantation	Phase II Completed	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Phase II	valine Oral		
GM-611	Diabetic gastroparesis	Phase I Completed Japan	mitemcinal Oral	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase II Overseas			
	Irritable bowel syndrome (IBS)	Phase II Overseas			
R1678	Schizophrenia	Phase I	 Oral	Roche	-

Changes from the last announcement on April 23, 2007

Oncology

-R435 Approved → Launched (colorectal cancer)
Started Phase II (breast cancer)

Transplant, Immunology and Infectious disease

-R442 Started Phase II / III (chronic hepatitis B)

Other disease

-R1678 Started Phase I (schizophrenia)

R&D Activities (Jan.1, 2007 – Jul. 31, 2007)

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology

- In April, we obtained the manufacturing and marketing approval for humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (product name: Avastin), for the indication of colorectal cancer, and the product was launched in June. And in May, we started Phase II clinical trials in breast cancer.

Bone and Joint Diseases

- In March, we started Phase II/III clinical trials of bisphosphonate R484 (injection, expected indication: osteoporosis).

Renal Diseases

- In January, we started Phase III clinical trials of continuous erythropoietin receptor activator R744 (expected indication: renal anemia).

Transplant, Immunology and Infectious Diseases

- In January, we obtained approval for the use of the anti-viral agent R964 (product name: Copegus) in combination with peginterferon alfa-2a agent Pegasys in chronic hepatitis C patients, and the product was launched in March.
- In April, we started Phase II/ III clinical trials of peginterferon alfa-2a agent R442 (product name: Pegasys), for the indication of chronic hepatitis B.

Other Diseases

- In March, we obtained approval for additional dosage form, lotion, for psoriasis treatment, OCT (product name: Oxarol, marketed by Maruho Co., Ltd.), and the product was launched in June.
- In June, we started Phase I clinical trials of R1678 (expected indication: schizophrenia).
- Regarding VAL, an agent for recovery of liver function, and GM-611, an agent for recovery of gastrointestinal motility, we are considering to license-out these two compounds, as a result of re-examining the future development policy.

At present, we are awaiting the approval of applications filed for 9 themes under development (new molecular entities and additions of indications), including R1415 (expected indication: non-small cell lung cancer).

Currently running clinical trials in oncology field

Theme	Cancer Type	Title of Study	Regimen	Planned Filing Date
R435 (bevacizumab) Avastin	Colon (adjuvant)	AVANT study: A study of R435 (bevacizumab) added to various chemotherapy regimens in patients with colon cancer	FOLFOX4 ± R435 XELOX + R435	2010 - 2012
R435 (bevacizumab) Avastin	Non-small cell lung	Randomized, controlled study of R435 (bevacizumab) in patients with advanced / metastatic non-small cell lung cancer, exclusive of squamous cell carcinoma	carboplatin + paclitaxel ± R435	2008
R435 (bevacizumab) Avastin	Breast	Phase II clinical study of R435 (bevacizumab) in combination with paclitaxel in patients with inoperable metastatic breast cancer	paclitaxel + R435	2009
R435 (bevacizumab) Avastin / R340 (capecitabine) Xeloda	Colorectal	Phase I/II Study of R340 (capecitabine), L-OHP (oxaliplatin) and R435 (bevacizumab) in advanced and/or metastatic colorectal cancer	XELOX + R435	2008
R1415 (erlotinib)	Pancreatic	A Phase II multicenter trial of gemcitabine in combination with R1415 (erlotinib) in patients with unresectable pancreatic cancer (locally advanced or metastatic)	gemcitabine +R1415	2009
R597 (trastuzumab) Herceptin	Breast (adjuvant)	HERA study: A study of intravenous R597 (trastuzumab) in women with HER2-positive primary breast cancer	—	Filed (Nov.06)
R597 (trastuzumab) Herceptin	Gastric	ToGA study: A study of R597 (trastuzumab) in combination with chemotherapy compared with chemotherapy alone in patients with HER2-positive advanced gastric cancer	5FU + CDDP ± R597 Xeloda + CDDP ± R597	2009

Translation

July 18, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Toshiaki Itagaki, General Manager, Finance & Accounting Dept.
Tel: +81-(0)3-3281-6611

Flash Report of the Interim Financial Results for the Fiscal Term ended June 30, 2007

On July 19, 2007 (Central European Time), the Roche Group, which incorporates Roche Pharmholding B.V., the parent company of Chugai Pharmaceutical Co., Ltd. ("Chugai"), will announce its half year results for fiscal year 2007 based on International Financial Reporting Standards. As some financial information on Chugai will be included in the announcement, Chugai hereby announces its flash report of the interim financial results for the fiscal term ending in December 2007 (January 1, 2007 to December 31, 2007) in pursuit of timely and fair disclosure to its shareholders and investors, prior to the announcement of its parent company.
The announcement of full financial statements is scheduled on July 31, 2007.

1. Interim Financial Results for the fiscal term ended June 2007 (January to June 2007)

(Millions of yen)
(Consolidated) Figures are rounded to the nearest 100 million.

	Net Sales	Operating Income	Recurring Profit	Net Income
Results for Jan.—Jun., 2007 (A)	170,900	35,800	36,800	21,100
Results for Jan.—Jun., 2006 (B)	152,600	27,400	29,800	18,800
Difference (A-B)	18,300	8,400	7,000	2,300
Rate of Change	12.0%	30.7%	23.5%	12.2%

(Millions of yen)

(Non-consolidated) Figures are rounded to the nearest 100 million.

	Net Sales	Operating Income	Recurring Profit	Net Income
Results for Jan. – Jun., 2007 (A)	163,200	30,500	32,100	19,600
Results for Jan. – Jun., 2006 (B)	146,500	24,200	27,300	17,600
Difference (A–B)	16,700	6,300	4,800	2,000
Rate of Change	11.4%	26.0%	17.6%	11.4%

Consolidated net sales for the first half this year totaled ¥170.9 billion, up 12.0% compared with the same period last year. Sales of our anti-influenza agent Tamiflu increased from the first half last year, due to the government purchase for stockpiling. Overseas sales of Neutrogin, our recombinant human granulocyte colony-stimulating factor (rG-CSF) also increased mainly due to the effect of favorable foreign exchange rate. Moreover, the anti-tumor agent Herceptin, an anti-HER2 monoclonal antibody, and the osteoporosis treatment Evista, showed a steady performance. On the other hand, sales of the mainstay product Epogin, recombinant human erythropoietin, declined due to such factors as the introduction of the flat-sum reimbursement system for dialysis treatment since April 2006. The income from patent royalties, etc. is included in net sales from this fiscal year.

At the profit level, although selling, general and administrative expenses increased due to proactive marketing and promotion activities, operating income, recurring profit and net income all increased compared with the same period last year, due to an increase in gross profit.

2. Consolidated Statements of Sales for January 1 – June 30, 2007

(Millions of Yen)
Figures are rounded to the nearest 100 million.

	Jan.—Jun., 2006	Jan.—Jun., 2007
Epogin	31,000	28,200
Tamiflu	16,300	23,800
Neutrogin	16,500	18,700
Sigmart	8,600	8,600
Rituxan	8,100	8,500
Herceptin	6,400	7,900
Evista	5,800	7,200
Alfarol	7,000	6,800
Kytril	6,000	6,300
Suvenyl	4,100	5,000
Oxarol	3,500	3,900
Rythmodan	3,200	3,000
Rocephin	2,600	2,700
Renagel	2,300	2,600
Pegasys	3,000	2,400
CellCept	1,400	1,600
Xeloda	1,200	1,300
Copegus	—	600
Femara	100	400
Avastin	—	300
Actemra	200	200
Others *	25,300	30,900
Total	152,600	170,900

Notes:* Patent royalties income, etc. of ¥7,500 million is included in the figure for Jan.-Jun., 2007.

Translation

July 19, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces 2007 Half Year Results

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its 2007 Half Year Results (January 1 – June 30, 2007). Roche owns 50.1% of Chugai's outstanding shares (51.5% of voting rights) since October 1, 2002 (as of June 30, 2007). Its press release and presentation materials can be found on its Website (http://www.roche.com).

Media Release   Presentation (PDF)   Half Year Report 2007

Chugai's sales for the period of January 1 to June 30, 2007 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's interim results for fiscal 2007 (January – June, 2006) are scheduled to be announced on July 31, 2007.

Media release

Roche

Basel, 19 July 2007

Roche in the first half of 2007: Strong performance continues

Group

- Group sales advance 15% to 23 billion Swiss francs, for an organic half-year increase of 3 billion Swiss francs
- Operating profit margin rises 3.6 percentage points to 32.8%
- Net income increases 29% in Swiss francs to 5.9 billion Swiss francs, thanks to outstanding operating results and a further increase in net financial income
- Core Earnings per Share (EPS) up 21% to 5.95 Swiss francs, significantly outpacing sales growth

Pharmaceuticals

- Pharmaceutical sales increase 18%, almost three times the global market growth rate
- Cancer medicines deliver 22% growth, expanding Roche's market leadership in oncology
- Operating profit margin rises 4.1 percentage points to 36.3%
- Herceptin, Avastin and Xeloda approved for additional cancer indications in the EU and Japan
- Three phase III studies with Actemra meet primary endpoints
- New biotech manufacturing facilities opened

Diagnostics

- Sales up 5%, reinforcing the division's global market leadership
- Operating profit margin of 20.8%; EBITDA margin well above industry average
- BioVeris Corporation and 454 Life Sciences acquisitions and proposed NimbleGen Systems, Inc. transaction will complement existing portfolio
- Tender offer made for Ventana Medical Systems, Inc. for access to tissue-based diagnostic tests

Confirmed outlook for 2007

- Double-digit sales growth for the Group and the Pharmaceuticals Division
- Above-market sales growth in both divisions
- The target is for Core EPS to grow above Group sales

Barring unforeseen events – unless otherwise stated, all growth rates are in local currencies.

F. Hoffmann-La Roche Ltd CH-4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Commenting on the Group's performance in the first half of 2007, Roche Chairman and CEO Franz B. Humer said: 'Roche posted impressive half year results, continuing the robust growth of previous years. Interim sales rose 15%, resulting in additional market share gains, particularly for the Pharmaceuticals Division. On top of this substantial organic sales increase we achieved another significant improvement in the Group's profitability. Thanks to the very good performance by both divisions and a further improvement in net financial income, the Group's net income reached 5.9 billion Swiss francs, an increase of 29%. At the same time we have positioned ourselves even more strongly for future growth through good progress in our R&D projects and a number of strategic acquisitions.'

Roche Group

Continued strong demand for key products

	First half		% change	
Key figures in millions of Swiss francs	2007	2006	in CHF	in local curr.
Sales	22,827	19,849	+15	+15
Research and development	3,635	3,063	+19	+21
EBITDA[a)]	8,703	7,061	+23	+22
Operating profit	7,477	5,805	+29	+27
Net income	5,862	4,543	+29	–
Core EPS[b)] (in CHF)	5.95	4.90	+21	–
Employees (in full-time equivalents)[c)]	76,655	74,372	+3	–

a) EBITDA: Earnings before financial income, financing costs, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.
b) Core earnings per share and non-voting equity security (diluted) is calculated as shown on p. 48 of Roche's 2007 Half-Year Report.
c) Employees 2006 as per 31 December 2006

The Roche Group posted strong results for the first half of 2007. Group sales advanced 3 billion Swiss francs to 22.8 billion Swiss francs, for a growth rate of 15% in local currencies (15% in Swiss francs and 19% in US dollars). The Pharmaceuticals Division was the main growth driver. Its sales increased 18% in local currencies (17% in Swiss francs), or almost three times the global market average. Growth was fuelled primarily by continued strong demand for key medicines in the division's oncology, metabolism, transplantation and virology portfolios, including substantial sales of the anti-influenza medicine Tamiflu for pandemic preparedness. Lucentis, Genentech's recently launched medicine for age-related blindness, was also a major contributor to growth. In the Diagnostics Division sales increased at an above-market rate of 5% in local currencies (7% in Swiss francs), with the main impetus coming from the division's Professional Diagnostics and Diabetes Care units.

Operating profit margin clearly above 30%

Strong interim sales had a very positive impact on the Group's profitability. Operating profit rose 27% in local currencies to 7.5 billion Swiss francs. The corresponding margin improved significantly, rising 3.6 percentage points to 32.8%, as strong sales growth in the Pharmaceuticals Division more than offset increased investment in launch and pre-launch activities and in Roche's highly promising development pipelines. The Pharmaceuticals Division's operating profit rose 31% in local currencies to 6.6 billion Swiss francs, increasing the division's operating profit margin by 4.1 percentage points to 36.3%.

Operating profit in the Diagnostics Division rose 3% in local currencies to 949 million Swiss francs. Although there was a margin decline of 0.5 percentage points to 20.8%, the cash generation of the business remains well above industry average with an EBITDA margin of 30.5%. The lower operating margin was primarily due to continued investments in product launches and also higher costs of sales due to changes in the product mix and costs of instrument placements.

Net income close to 6 billion Swiss francs

Net financial income totalled 500 million Swiss francs, an 18% increase over the first half of 2006. The Group's effective tax rate for the period decreased to 26.5%. Net income increased substantially in the first six months, advancing 29% to 5.9 billion Swiss francs. The Group further strengthened its balance sheet. The ratio of equity to total assets is now 66%, and 84% of total assets are financed long term.

Outlook

We reaffirm the raised outlook announced in April. For full-year 2007, we expect the Group's and the Pharmaceuticals Division's sales to grow at double-digit rates in local currencies. In both the Pharmaceuticals Division and the Diagnostics Division, we anticipate continued above-market sales growth. Our EPS target is for Core EPS to grow above Group sales.

Pharmaceuticals Division

Sales growth at almost three times the global market rate

Key figures	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	18,268	17	18	100
– Roche Pharmaceuticals	11,367	18	16	62
– Genentech	5,227	24	28	29
– Chugai	1,674	-1	7	9

EBITDA	7,424	27	26	40.6
Operating profit	6,640	32	31	36.3

The Pharmaceuticals Division maintained strong growth in the first half of 2007, with sales rising 18% in local currencies (17% in Swiss francs) over the same period last year. This is almost three times the global market rate of 6.5%. Growth was driven primarily by strong demand for the division's leading oncology medicines, other key products and Genentech's medication Lucentis (for blindness), as well as continued pandemic stockpiling of the influenza medicine Tamiflu. Sales outpaced market growth more than threefold in North America (24% vs 7%) and well over twofold in Europe (16% vs 6%). In Japan sales returned to above-market growth. Chugai posted a sales increase of 7% for the first half-year, compared with a market growth rate of 1%, driven primarily by sales of Tamiflu for pandemic stockpiling, Herceptin and Evista (for osteoporosis).

Divisional operating profit for the first half of 2007 amounted to 6.6 billion Swiss francs, a rise of 31% in local currencies compared with the year-earlier period. The corresponding margin increased by 4.1 percentage points to 36.3%. Sales grew significantly faster than marketing costs, which rose as a result of higher support costs, particularly for the oncology portfolio, and expenditure for launch and pre-launch activities, notably for Avastin and Tarceva. Research and development expenses advanced ahead of sales, with significant investments in our strong pipeline reflecting the expanded portfolio and large number of late-stage clinical trials. Divisional EBITDA totalled 7.4 billion Swiss francs, or 40.6% of sales, compared with 37.5% in the first six months of 2006.

Oncology – market leadership strengthened further

The division's oncology portfolio delivered robust first-half sales growth of 22%. All major brands contributed to this performance, which further consolidates Roche's position as the world's leading provider of cancer medicines.

Worldwide sales of MabThera/Rituxan (rituximab) for non-Hodgkin's lymphoma (NHL) continued to rise strongly in the first half of 2007. Growth continues to be driven primarily by widespread use of the product in the first-line treatment of both indolent and aggressive NHL in Europe and the US. Particularly in Western Europe, sales are also being helped by growing adoption of MabThera as maintenance therapy for relapsed or refractory follicular lymphoma, the most common form of indolent NHL.

Herceptin (trastuzumab), for early and advanced HER2-positive breast cancer, again recorded a strong global sales increase, driven primarily by data demonstrating the product's survival benefit in early-stage

disease. In April Roche received EU approval for Herceptin in combination with hormonal therapy (aromatase inhibitor) for the treatment of patients with advanced breast cancer that is both HER2-positive and hormone receptor-positive. This is the first combination of targeted therapies to be approved for the treatment of breast cancer. New data presented at the annual American Society for Clinical Oncology (ASCO) meeting in June show that giving Herceptin plus chemotherapy before surgery can eradicate breast tumours in nearly twice as many patients as chemotherapy alone.

Avastin (bevacizumab), the first anti-angiogenic therapy to demonstrate survival benefits in advanced colorectal, breast, lung and kidney cancer, continues to record very strong sales growth in all regions. At the end of March Avastin gained approval in the EU as a first-line treatment for advanced breast cancer, the third major cancer type for which it has been licensed after colorectal cancer (EU, US and now Japan) and non-small cell lung cancer (US). In April, following priority review, the Japanese health authorities approved Avastin for advanced or recurrent colorectal cancer; Chugai began the market rollout in June. As planned, Roche filed an application with the European Medicines Agency (EMEA) in April to expand the product's EU marketing approval in advanced colorectal cancer to include combinations with chemotherapy regimens based on oxaliplatin. Also in April Roche applied for EU marketing approval for Avastin in the first-line treatment of advanced renal cell carcinoma, the most common type of kidney cancer. The EMEA is also reviewing an application Roche filed last August for approval of the product in the treatment of non-small cell lung cancer (NSCLC), the most common form of the disease; we have now provided the agency with further data — from the AVAiL trial — complementing the original NSCLC filing.

The results of two major phase III clinical trials with Avastin were presented at the ASCO meeting in June. The Avastin in Lung (AVAiL) study showed that adding Avastin to cisplatin/gemcitabine chemotherapy significantly improves the time patients with advanced NSCLC live without their disease progressing (progression-free survival) compared with chemotherapy alone. The Avastin in Renal Cell Cancer (AVOREN) study showed that adding Avastin to interferon therapy nearly doubled progression-free survival compared with interferon alone.

Sales of the oral cancer medicine Xeloda (capecitabine) continue to advance strongly in all markets, driven by increasing use of the product after surgery in colon cancer patients and its use in the first-line treatment of advanced colorectal cancer and late-stage breast cancer. At the end of March Xeloda was approved in the EU for the treatment of stomach cancer, the second-largest cause of cancer deaths worldwide. Roche has now submitted regulatory applications in the US and the EU for approval of Xeloda in combination with oxaliplatin (with or without Avastin) for first-line treatment and in combination with oxaliplatin for second-line treatment of metastatic colorectal cancer.

Global sales of Tarceva (erlotinib), the only human epidermal growth factor receptor (EGFR) inhibitor with a proven survival benefit in advanced NSCLC and pancreatic cancer, continued to grow strongly. Since its approval for advanced pancreatic cancer in November 2005 in the US and January this year in the EU, Tarceva continues to show solid market uptake in this indication as well. Chugai's application for approval of Tarceva in advanced or recurrent NSCLC is undergoing priority review by the Japanese authorities.

Anemia – sales affected by price cuts

Combined sales of Roche's NeoRecormon and Chugai's Epogin (epoetin beta) declined overall in the first half-year. Sales of NeoRecormon decreased 2% in a highly competitive environment, and sales of Epogin in Japan were down 9% due to the continuing impact of government-mandated price cuts and reimbursement changes.

Transplantation – double-digit growth for CellCept

The immunosuppressant CellCept (mycophenolate mofetil), for the prevention of transplant rejection, maintained its sales growth worldwide and remains the top-selling branded immunosuppressant in the US.

Virology – government orders for pandemic preparedness

Continued growth in sales of the influenza medicine Tamiflu (oseltamivir) in the first half-year was driven by stockpiling orders, as governments and corporations prepare for a potential flu pandemic. The mild 2006/2007 flu season resulted in lower sales of the product for seasonal use. We have now received government orders for a total of some 215 million treatment courses from more than 80 countries worldwide. The global manufacturing network Roche has put in place over the last two years can produce 400 million treatment courses of Tamiflu annually, if required. As this significantly exceeds current demand, we are tailoring production levels accordingly, while retaining the ability to increase output rapidly, should the need arise. In February and March, respectively, Roche filed marketing applications in Europe and the US for a smaller, lower-strength capsule formulation of Tamiflu intended primarily for use in children. The new formulation was approved in the US at the beginning of July.

Sales of Pegasys (peginterferon alfa-2a), for hepatitis B and C, in the first half of 2007 were boosted by continuing uptake in emerging markets, particularly Brazil and China. Following approval by the Japanese authorities of combined Pegasys and Copegus (ribavirin) for chronic hepatitis C in January, Chugai started the market rollout in March. In March Roche received EU approval for a change to the Pegasys prescribing information to allow a shorter, 24-week treatment period in some patients infected

with hepatitis C genotypes 1 or 4 who show a rapid response to therapy.

The HIV medicine Fuzeon (enfuvirtide) posted a sales increase of 8% to 155 million francs, with growth in all regions where the product is sold.

In June, in cooperation with national health authorities, Roche initiated a recall of all batches of Viracept (nelfinavir) in Europe and some other regions. Supplies of Viracept in the US, Canada and Japan are not affected, as Pfizer manufactures the product sold in these countries. The recall is due to the discovery of a chemical impurity in some production batches. The cause has been identified, and Roche has taken the necessary steps to prevent a recurrence. The product's EU marketing licence has been suspended while further reviews and tests are performed. We are also cooperating with healthcare providers, patient groups and NGOs and will establish registries to enable follow-up of patients who may have been exposed to the impurity. Our goal is to safeguard patient welfare and restore supplies of Viracept as quickly as possible.

Valcyte (valganciclovir) and Cymevene (ganciclovir), the world's leading treatments for the prevention and treatment of cytomegalovirus disease in transplant patients and people with HIV/AIDS, continued the strong growth seen in 2006. Combined sales rose 17% to 261 million Swiss francs in the first half of 2007, with all markets contributing.

Autoimmune diseases – increasing adoption of MabThera in RA

We are seeing steady adoption of MabThera/Rituxan for rheumatoid arthritis (RA), as doctors gain experience in the treatment of RA patients with this novel antibody-based medicine. New data were recently added to the European prescribing information on the ability of MabThera to significantly slow progression of joint damage in patients who have not been helped by or are unable to tolerate treatment with tumour necrosis factor inhibitors. Phase III studies in patients with earlier-stage RA, one assessing the product's efficacy in preventing structural damage and three others investigating its ability to improve disease signs and symptoms, are progressing as planned. The results of some of these trials are expected early in 2008.

Metabolic diseases – successful rollout of Bonviva/Boniva

Sales of Bonviva/Boniva (ibandronic acid), available as a once-monthly tablet and three-monthly injection for the treatment of postmenopausal osteoporosis, increased 127% to 374 million Swiss francs. Successful launches in France and Spain earlier this year helped further strengthen European sales. In the US Boniva has widened its share of the oral bisphosphonate market to over 13%.

Sales of Roche's prescription weight-loss medication Xenical (orlistat 120 mg) decreased 8% to 339 million Swiss francs in the first half-year. In February Roche and GlaxoSmithKline Consumer Healthcare signed an agreement giving GSK exclusive rights to market non-prescription formulations of orlistat globally, except in Japan. Under an existing agreement GSK already has the US marketing rights to non-prescription orlistat 60 mg, which it has launched under the brand name alli.

Research and development – all major projects on track

In the first six months of 2007 the Pharmaceuticals Division filed ten major marketing applications and gained seven major regulatory approvals (see table, p. 12). At the end of June the division's R&D pipeline comprised 112 clinical projects, including 54 new molecular entities (NMEs) and 58 additional indications. Thirty NMEs are currently in phase I, 19 in phase II and three in phase III development; two have been filed for regulatory review. In the first half-year nine projects entered phase II and three entered phase III; three phase II projects were discontinued, one of which reverted to our partner. There were no discontinuations in phase III.

Phase III testing of the HER2 dimerisation inhibitor pertuzumab (formerly also called Omnitarg) in patients with breast cancer is scheduled to start towards the end of 2007. The results of phase II clinical trials presented at the ASCO meeting in June show that the drug has substantial antitumour activity in patients with pretreated metastatic HER2-positive breast cancer when given with Herceptin.

Mircera, Roche's novel continuous erythropoietin receptor activator, has a unique mechanism of action that differentiates it from existing erythropoiesis-stimulating agents (ESAs). In May Roche received an approvable letter from the US Food and Drug Administration (FDA) for Mircera for the treatment of anemia associated with chronic renal (kidney) disease using twice-monthly administration for correction of untreated anemia and monthly and twice-monthly maintenance doses. The FDA has also issued a draft label (prescribing information), which we anticipate will be finalised (including an updated class label) based on the outcome of an FDA review of the use in kidney patients of currently marketed ESAs in the US: the agency's Cardiovascular and Renal Drugs Advisory Committee is scheduled to meet in September. The FDA does not require further clinical studies with Mircera before approval. Also in May the EU authorities (CHMP) issued a positive opinion for Mircera for the treatment of anemia associated with chronic kidney disease using twice-monthly administration for correction of anemia and monthly maintenance doses.

Roche is continuing the development of the product in the oncology setting. We are currently evaluating data from five phase I and II trials in patients with chemotherapy-induced anemia. These include a trial in patients with non-small cell lung cancer that was stopped in the second quarter of 2007 due to an

imbalance in outcomes in the different treatment groups that does not appear to be related to the dosing of the study medications. Our development plans will also incorporate guidance from an FDA expert review in May of the use of existing ESAs in cancer patients and a similar EMEA review scheduled for July.

Actemra (tocilizumab), an innovative IL-6 receptor inhibitor in development as a novel treatment for rheumatoid arthritis, passed another significant milestone with the announcement in June and July of positive results from the second and third of five international phase III studies. These data further confirm the critical role of interleukin 6 in the pathophysiology of RA. Results are expected later this year from the fourth of these trials. Roche plans to file marketing applications for the product in the US and EU towards the end of 2007.

Ocrelizumab, a humanised anti-CD20 monoclonal antibody, is now in phase III development for moderate to severe rheumatoid arthritis. Ocrelizumab is also being investigated as a potential treatment for other autoimmune diseases, including systemic lupus erythematosus (SLE) and multiple sclerosis. Phase III studies in SLE are expected to begin later this year.

Development of R1658, a cholesteryl ester transfer protein (CETP) inhibitor licensed from Japan Tobacco, remains on schedule. Roche is currently reviewing phase II data for the compound, which is being investigated as a potential therapy to reduce cardiovascular risk by raising levels of 'good cholesterol', or HDL. We expect to make a decision on development plans for R1658 later this year.

Acquisitions and partnering agreements – enabling access to new technologies

In the first half of 2007 Roche signed a licensing agreement with Toyama Chemical Co., Ltd for Toyama's novel oral rheumatoid arthritis agent, T-5224, and entered a partnership with Transgene that gives Roche exclusive worldwide rights to compounds from Transgene's therapeutic vaccine programme against human papillomavirus-mediated diseases. The acquisition in April of Therapeutic Human Polyclonals, Inc. further strengthens our capabilities in the development of enhanced monoclonal antibody therapeutics. In addition, in July we entered into a major alliance with Alnylam Pharmaceuticals, Inc., giving Roche access to Alnylam's novel technology platform for developing RNA interference therapeutics.

Diagnostics Division

Solid sales growth continues – strategic acquisitions for future growth

Key figures	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	4,559	7	5	100
– Professional Diagnostics	2,110	8	6	46
– Diabetes Care	1,544	8	6	34
– Molecular Diagnostics	574	–3	–2	13
– Applied Science	331	9	9	7
EBITDA	1,389	4	3	30.5
Operating profit	949	4	3	20.8

Roche Diagnostics' sales for the first six months of 2007 totalled 4.6 billion Swiss francs, an increase of 5% in local currencies (7% in Swiss francs) over the same period in 2006. The division's Professional Diagnostics, Diabetes Care and Applied Science businesses all posted solid single-digit sales increases. As expected, Roche Molecular Diagnostics continued to be affected by a decline in its industrial reagents segment.

All regions except Japan contributed to growth, with sales advancing at double-digit rates in Latin America and Asia–Pacific, and European and North-American sales showing single-digit gains. As previously announced, the transactions to acquire 454 Life Sciences and BioVeris Corporation were completed in May and June, respectively.

In June, Roche signed an acquisition agreement with NimbleGen Systems, Inc., a leading supplier of high-density microarrays, and commenced a tender offer to acquire Ventana Medical Systems, Inc. The acquisition of Ventana Medical Systems, if completed, will mark Roche's entry into tissue-based diagnostics and be an important step in the Group's strategy of delivering personalised healthcare solutions to patients.

Divisional operating profit rose 3% to 949 million Swiss francs, while the operating profit margin declined 0.5 percentage points to 20.8%. The margin decrease, which was in line with expectations, resulted from continued investments in launch activities and also higher costs of sales due to changes in the product mix and costs of instrument placements. EBITDA totalled 1.4 billion Swiss francs, or 30.5% of sales, compared with 31.2% in the first six months of 2006. This was well above the industry average.

Professional Diagnostics – Roche acquires BioVeris Corporation

Sales by Roche Professional Diagnostics (formerly Centralized Diagnostics and Near Patient Testing) rose 6%, fuelled by strong immunoassay sales. The immunochemistry business continued to grow twice as fast as the market, with interim sales advancing 11%. Thyroid and cardiac assays were among the products driving growth. Sales of clinical chemistry products increased in line with market growth. In January Roche introduced the cobas e 411 immunoassay analyser, the first of the new cobas 4000 series of instruments for low-volume laboratories. It joins the cobas 6000 series of clinical chemistry and immunoassay analysers, launched last year for medium-volume laboratories.

In June Roche acquired BioVeris Corporation for approximately 600 million US dollars, following clearance by the US authorities. This strengthens Roche Diagnostics' important and rapidly growing immunochemistry business by expanding it into new segments such as life science research, drug development and clinical trials. The global market for heterogeneous immunoassays, which is currently valued at 5.8 billion US dollars, is growing more than twice as fast as clinical chemistry. The transaction gives Roche ownership of the complete patent estate for the electrochemiluminescence (ECL) technology deployed in the Elecsys product line.

Products for decentralised testing continue to contribute to the overall growth of this business area. The underlying growth of the coagulation self-monitoring business remains strong thanks to the CoaguChek platform. Sales of point-of-care cardiac assays accelerated further, particularly in Europe, following the February launch of the handheld cobas h 232 cardiovascular diagnostic system. Sales of blood gas systems rebounded in the first six months, helped by a strong focus on quality initiatives and successful major tenders in several countries. The strong upward trend in sales of hospital glucose testing products continued.

Diabetes Care – strong growth maintained

Roche Diabetes Care further strengthened its leading market position, with sales in the first half-year rising at a slightly above-market growth rate of 6%. The Accu-Chek Aviva, Accu-Chek Go and Accu-Chek Compact blood glucose monitoring systems were the main growth drivers With our Accu-Chek Compact Plus and Accu-Chek Integra devices, we remain the leader in the market for integrated blood glucose monitoring systems. North American sales maintained momentum, advancing at a double-digit rate for the half-year. The Accu-Chek Spirit insulin pump, launched in the United States during the fourth quarter of 2006, has been well received in the US market and contributed to North American revenue growth. Sales grew strongly in Latin America and Asia–Pacific, where the Accu-Chek Spirit was launched in China and Korea. The global rollout of the new Accu-Chek Performa continued with

launches in New Zealand and South Africa.

Molecular Diagnostics – automated HIV test launched in the United States

Roche Molecular Diagnostics maintained its market leadership despite the fact that revenues declined 2% due to a downturn in the industrial reagents segment. Excluding industrial sales, interim revenues rose 4%. Virology, the business area's largest segment, grew by 6%, driven by continued placements of the automated Cobas AmpliPrep/Cobas TaqMan platform in Europe and Asia-Pacific. A new HIV test for this platform was approved by the FDA in May and was promptly launched in the key US market. A supply agreement for the test has already been signed with a major US lab customer. Sales in Molecular Diagnostics' second-largest segment, blood screening, remained flat.

Sales in Europe and Asia-Pacific grew in line with the market. In Japan regulatory approval of automated Cobas AmpliPrep/Cobas TaqMan tests for HIV and the hepatitis B and C viruses (HBV, HCV) is expected to spur additional growth. The HBV and HCV tests were approved there in June, and the filing for the HIV test is now in the final stages of review. In the United States FDA reviews are under way of key tests for the virology segment (HBV, HCV), blood screening (West Nile virus and a multiplex assay for HIV, HBV and HCV) and women's health (human papillomavirus). Development of microarray-based oncology tests for leukemia, lymphoma and mutations of the p53 tumour suppressor gene is progressing on schedule, as is work on companion diagnostics for oncology drugs such as our pertuzumab.

Applied Science – life science research products deliver strong growth

Roche Applied Science posted a strong, 9% sales increase, led by sales of the LightCycler 480, Genome Sequencer 20 and Genome Sequencer FLX systems and research reagents. The fast, innovative Genome Sequencer systems are establishing themselves in an expanding range of applications.

The acquisition of 454 Life Sciences, completed in late May, has strengthened Roche's position as a key player in the sequencing market. Roche and 454 Life Sciences collaborated under a joint research and marketing agreement prior to the acquisition. The proposed acquisition of NimbleGen Systems, Inc., announced in June, will take Roche's strategy of reinforcing its position as a complete solution provider in genomics research another step forward, by expanding activities into the microarray segment. This new segment will complement Roche Diagnostics' existing portfolio of genomic research tools. Subject to regulatory clearance, the transaction is expected to close in the third quarter of this year.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As one of the world's biggest biotech companies and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is one of the world leaders in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2007-07-19
- Half-Year Report 2007: www.roche.com/fig_halfyearrep_2007
- Presentation (Investor Relations): www.roche.com/irphy07.pdf
- Roche Pharma Pipeline: www.roche.com/inv_pipeline
- Date of publication of the nine months sales release 2007: 18 October (tentative)

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp
- Claudia Schmitt

Disclaimer: Cautionary statement regarding forward-looking statements

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and

product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for 2006 or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

1. Sales January to June 2007 and 2006

January – June	2007 CHF m	2006 CHF m	% change In CHF	% change In local currencies
Pharmaceuticals Division	18,268	15,577	+17	+18
Roche Pharmaceuticals	11,367	9,670	+18	+16
Genentech	5,227	4,223	+24	+28
Chugai	1,674	1,684	-1	+7
Diagnostics Division	4,559	4,272	+7	+5
Roche Group	22,827	19,849	+15	+15

2. Quarterly local sales growth by Division in 2006 and 2007

	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006
Pharmaceuticals Division	+25	+22	+20	+16
Roche Pharmaceuticals	+25	+20	+18	+13
Genentech	+33	+37	+30	+26
Chugai	+2	+2	+11	+2
Diagnostics Division	+6	+5	+6	+5
Roche Group	+20	+18	+17	+13

3. Quarterly sales by Division in 2006 and 2007

CHF millions	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
Pharmaceuticals Division	7,838	8,335	9,382	9,142	9,126
Roche Pharmaceuticals	4,849	5,251	5,745	5,702	5,665
Genentech	2,167	2,299	2,603	2,547	2,680
Chugai	822	785	1,034	893	781
Diagnostics Division	2,181	2,143	2,332	2,216	2,343
Roche Group	10,019	10,478	11,714	11,358	11,469

4. Top 20 Pharmaceuticals Division product sales[1] and local growth[2] in YTD June 2007: US, Japan and Europe/Rest of World

	Total		US		Japan		Europe/RoW	
	CHF m	%	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	2,704	16%	1,424	13%	86	4%	1,194	22%
Herceptin	2,382	30%	786	5%	81	24%	1,515	51%
Avastin	1,909	40%	1,346	34%	3	-	560	57%
Tamiflu	1,316	39%	466	75%	244	46%	606	16%
NeoRecormon/Epogin	1,066	-4%	-	-	288	-9%	778	-2%
CellCept	979	10%	467	11%	16	17%	496	10%
Pegasys	807	11%	211	0%	25	-21%	571	18%
Xeloda	549	16%	198	13%	13	4%	338	19%
Lucentis	524	4022%	524	4022%	-	-	-	-
Tarceva	503	37%	250	4%	-	-	253	107%
Bonviva/Boniva	374	127%	255	80%	-	-	119	484%
Xenical	339	-8%	50	-17%	-	-	289	-6%
Xolair	284	14%	284	14%	-	-	-	-
Valcyte/Cymevene	261	17%	126	15%	-	-	135	19%
Nutropin	239	1%	232	1%	-	-	7	2%
Pulmozyme	231	9%	132	11%	-	-	99	7%
Kytril	205	-17%	66	-32%	64	6%	75	-17%
Rocephin	204	-4%	13	-22%	28	4%	163	-4%
Activase/TNKase	202	18%	182	21%	-	-	20	-5%
Neutrogin	195	11%	-	-	195	11%	-	-

[1] Roche Pharmaceuticals, Genentech and Chugai combined [2] versus YTD June 2006

5. Top 20 Pharmaceuticals Division quarterly local product sales growth[1] in 2006 and 2007

	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006
MabThera/Rituxan	13%	17%	17%	16%
Herceptin	72%	58%	36%	25%
Avastin	55%	49%	41%	39%
Tamiflu	141%	43%	47%	25%
NeoRecormon/Epogin	-4%	-1%	-3%	-5%
CellCept	7%	7%	7%	14%
Pegasys	1%	6%	15%	7%
Xeloda	13%	16%	14%	18%
Lucentis	-	-	-	1964%
Tarceva	110%	71%	44%	31%
Bonviva/Boniva	929%	251%	132%	123%
Xenical	-1%	6%	-10%	-6%
Xolair	34%	23%	16%	13%
Valcyte/Cymevene	26%	30%	15%	19%
Nutropin	5%	8%	5%	-2%
Pulmozyme	8%	11%	4%	15%
Kytril	0%	-10%	-16%	-18%
Rocephin	-35%	-32%	-7%	-2%
Activase/TNKase	9%	14%	15%	20%
Neutrogin	1%	7%	11%	12%

[1] Roche Pharmaceuticals, Genentech and Chugai combined

6. Pharmaceuticals Division quarterly local product sales growth[1] US in 2006 and 2007

	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006
MabThera/Rituxan	9%	15%	13%	12%
Herceptin	40%	29%	7%	3%
Avastin	34%	36%	34%	33%
Tamiflu	229%	33%	-8%	196%
NeoRecormon/Epogin	-	-	-	-
CellCept	9%	13%	3%	18%
Pegasys	-11%	-6%	6%	-5%
Xeloda	11%	16%	2%	23%
Lucentis	-	-	-	1964%
Tarceva	37%	27%	9%	-1%
Bonviva/Boniva	818%	205%	83%	77%
Xenical	6%	11%	-24%	-8%
Xolair	34%	23%	16%	13%
Valcyte/Cymevene	32%	38%	8%	20%
Nutropin	5%	8%	5%	-2%
Pulmozyme	7%	8%	6%	17%
Kytril	5%	-26%	-28%	-36%
Rocephin	-89%	-94%	-34%	-7%
Activase/TNKase	9%	11%	18%	24%
Neutrogin	-	-	-	-

[1] Roche Pharmaceuticals and Genentech combined

7. Pharmaceuticals Division quarterly local product sales growth Japan[1] in 2006 and 2007

	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006
MabThera/Rituxan	3%	1%	1%	6%
Herceptin	33%	26%	23%	25%
Avastin	-	-	-	-
Tamiflu	6485%	36%	55%	-93%
NeoRecormon/Epogin	-22%	-12%	-17%	-3%
CellCept	19%	14%	21%	14%
Pegasys	-34%	-37%	-38%	-5%
Xeloda	-9%	-9%	3%	6%
Lucentis	-	-	-	-
Tarceva	-	-	-	-
Bonviva/Boniva	-	-	-	-
Xenical	-	-	-	-
Xolair	-	-	-	-
Valcyte/Cymevene	-	-	-	-
Nutropin	-	-	-	-
Pulmozyme	-	-	-	-
Kytril	4%	5%	7%	5%
Rocephin	2%	4%	4%	5%
Activase/TNKase	-	-	-	-
Neutrogin	1%	7%	11%	12%

[1]. Chugai

8. Pharmaceuticals Division quarterly local product sales growth Europe/Rest of World[1] in 2006 and 2007

	Q3 2006 vs. Q3 2005	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006
MabThera/Rituxan	20%	22%	23%	21%
Herceptin	104%	87%	61%	43%
Avastin	162%	101%	63%	52%
Tamiflu	49%	52%	76%	-48%
NeoRecormon/Epogin	6%	5%	3%	-6%
CellCept	4%	0%	10%	10%
Pegasys	11%	19%	23%	13%
Xeloda	16%	17%	22%	16%
Lucentis	-	-	-	-
Tarceva	867%	211%	125%	94%
Bonviva/Boniva	-	885%	658%	400%
Xenical	-3%	5%	-7%	-6%
Xolair	-	-	-	-
Valcyte/Cymevene	19%	21%	21%	17%
Nutropin	10%	14%	0%	4%
Pulmozyme	10%	16%	1%	13%
Kytril	-9%	-5%	-15%	-19%
Rocephin	-8%	-10%	-5%	-2%
Activase/TNKase	7%	31%	-6%	-4%
Neutrogin	-	-	-	-

[1] Roche Pharmaceuticals

9. Top Pharmaceuticals Division quarterly product sales[1] in 2006 and 2007

CHF millions	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
MabThera/Rituxan	1,202	1,177	1,314	1,309	1,395
Herceptin	952	1,009	1,105	1,168	1,214
Avastin	713	741	832	923	986
Tamiflu	360	669	997	865	451
NeoRecormon/Epogin	565	535	592	522	544
CellCept	437	466	485	476	503
Pegasys	374	350	393	400	407
Xeloda	234	239	260	267	282
Lucentis	13	192	273	263	261
Tarceva	195	211	235	243	260
Bonviva/Boniva	92	142	179	170	204
Xenical	182	160	170	163	176
Xolair	133	135	145	136	148
Valcyte/Cymevene	113	126	139	124	137
Nutropin	126	118	132	117	122
Pulmozyme	103	108	116	111	120
Kytril	124	127	117	105	100
Rocephin	106	96	104	100	104
Activase/TNKase	90	89	95	96	106
Neutrogin	95	91	100	96	99

[1] Roche Pharmaceuticals, Genentech and Chugai combined

10. Pharmaceuticals Division quarterly product sales[1] in US in 2006 and 2007

CHF millions	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
MabThera/Rituxan	675	650	737	682	742
Herceptin	400	374	398	383	403
Avastin	527	539	606	657	689
Tamiflu	108	361	275	147	319
NeoRecormon/Epogin	-	-	-	-	-
CellCept	215	241	264	217	250
Pegasys	115	107	122	104	107
Xeloda	90	90	111	89	109
Lucentis	13	192	273	263	261
Tarceva	129	123	132	125	125
Bonviva/Boniva	78	122	144	120	135
Xenical	28	25	27	24	26
Xolair	133	135	145	136	148
Valcyte/Cymevene	59	68	77	56	70
Nutropin	123	115	127	114	118
Pulmozyme	58	62	66	65	67
Kytril	43	56	39	39	27
Rocephin	8	6	2	6	7
Activase/TNKase	78	78	81	88	94
Neutrogin	-	-	-	-	-

[1] Roche Pharmaceuticals and Genentech combined

11. Pharmaceuticals Division quarterly product sales[1] in Japan in 2006 and 2007

CHF millions	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
MabThera/Rituxan	48	49	56	38	48
Herceptin	38	40	46	36	45
Avastin	-	-	-	-	3
Tamiflu	9	57	173	246	-2
NeoRecormon/Epogin	182	147	194	124	164
CellCept	8	8	9	7	9
Pegasys	16	14	15	10	15
Xeloda	7	7	7	6	7
Lucentis	-	-	-	-	-
Tarceva	-	-	-	-	-
Bonviva/Boniva	-	-	-	-	-
Xenical	-	-	-	-	-
Xolair	-	-	-	-	-
Valcyte/Cymevene	-	-	-	-	-
Nutropin	-	-	-	-	-
Pulmozyme	-	-	-	-	-
Kytril	36	34	40	29	35
Rocephin	16	13	17	12	16
Activase/TNKase	-	-	-	-	-
Neutrogin	95	91	100	96	99

[1] Chugai

12. Pharmaceuticals Division quarterly product sales in Europe/Rest of World[1] in 2006 and 2007

CHF millions	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
MabThera/Rituxan	479	478	521	589	605
Herceptin	514	595	661	749	766
Avastin	186	202	226	266	294
Tamiflu	243	251	549	472	134
NeoRecormon/Epogin	383	388	398	398	380
CellCept	214	217	212	252	244
Pegasys	243	229	256	286	285
Xeloda	137	142	142	172	166
Lucentis	-	-	-	-	-
Tarceva	66	88	103	118	135
Bonviva/Boniva	14	20	35	50	69
Xenical	154	135	143	139	150
Xolair	-	-	-	-	-
Valcyte/Cymevene	54	58	62	68	67
Nutropin	3	3	5	3	4
Pulmozyme	45	46	50	46	53
Kytril	45	37	38	37	38
Rocephin	82	77	85	82	81
Activase/TNKase	12	11	14	8	12
Neutrogin	-	-	-	-	-

[1] Roche Pharmaceuticals

Translation

July 31, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Name of Company: sanofi-aventis K.K.
Head office: 3-20-2, Nishi Shinjuku, Shinjuku-ku, Tokyo
President : Philippe Fauchet

TERMINATION OF PRODUCT MARKETING COLLABORATION BETWEEN SANOFI-AVENTIS AND CHUGAI IN JAPAN

Sanofi-aventis K.K. (hereinafter: "sanofi-aventis", Headquarters: Shinjuku-ku, Tokyo, President: Philippe Fauchet), and Chugai Pharmaceutical Co., Ltd. (hereinafter: "Chugai", Headquarters: Chuo-ku, Tokyo, President: Osamu Nagayama) announced today that the marketing collaboration in Japan for the 7 products of sanofi-aventis currently sold by Chugai will end on December 31, 2007.

The marketing rights for the following 7 products will be returned to sanofi-aventis accordingly: "Acetanol®" (generic name: acebutolol hydrochloride) for the treatment of hypertension, angina, arrhythmia (beta blocker), "Amoban®" (generic name: zopiclone) for sleep disorder, "Cefotax®" (generic name: cefotaxime sodium) a cephem antibiotic, "Preran®" (generic name: trandolapril) an angiotensin-converting enzyme inhibitor, "Benambax®"(generic name: pentamidine isetionate) for carinii pneumonia, "Menamin®" (generic name: ketoprofen) an anti-inflammatory, analgesic, antipyretic drug and "Rythmodan®" (generic name: disopyramide) for arrhythmia.

Net sales for the 7 products totaled 12,926 million yen in Chugai Pharmaceutical fiscal year 2006.

About sanofi-aventis

Sanofi-aventis is one of the world's leading pharmaceutical companies, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Chugai

Chugai Pharmaceutical, specializes in prescription pharmaceuticals and based in Tokyo, is Japan's leading research-based pharmaceutical companies with strengths in biotechnology products.

Since the start of the strategic alliance with Roche in October 2002, Chugai is actively involved in prescription pharmaceutical R&D activities in Japan and abroad as an important member of the Roche Group. Specifically, Chugai is working to develop innovative products with global applications, focusing on the disease areas of oncology, renal disease, and bone and joint.

In Japan, Chugai's research facilities in Gotemba and Kamakura are collaborating to develop new pharmaceuticals and Ukima is conducting research for technology development for industrial production.

Overseas, Chugai Pharma USA and Chugai Pharma Europe are engaged in clinical development activities in the United States and Europe.

###

Contacts: sanofi-aventis K.K.
Communication Dept.
External Communication Group
TEL : 03-6301-4148

Chugai Pharmaceutical Co., Ltd.
Corporate Communications Dept.
Corporate Communications Group
TEL: 03-3273-0881

END